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EXHIBIT 99-1

Audited Consolidated Financial Statements of Suncor Energy Inc. for the fiscal year ended December 31, 2015

MANAGEMENT'S STATEMENT
OF RESPONSIBILITY FOR FINANCIAL REPORTING

The management of Suncor Energy Inc. is responsible for the presentation and preparation of the accompanying consolidated financial statements of Suncor Energy Inc. and all related financial information contained in the Annual Report, including Management's Discussion and Analysis.

The consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles applicable to publically accountable enterprises, which is within the framework of International Financial Reporting Standards as issued by the International Accounting Standards Board incorporated into the CICA Handbook Part 1. They include certain amounts that are based on estimates and judgments.

In management's opinion, the consolidated financial statements have been properly prepared within reasonable limits of materiality and within the framework of the significant accounting policies adopted by management. If alternate accounting methods exist, management has chosen those policies it deems the most appropriate in the circumstances. In discharging its responsibilities for the integrity and reliability of the financial statements, management maintains and relies upon a system of internal controls designed to ensure that transactions are properly authorized and recorded, assets are safeguarded against unauthorized use or disposition and liabilities are recognized. These controls include quality standards in hiring and training of employees, formalized policies and procedures, a corporate code of conduct and associated compliance program designed to establish and monitor conflicts of interest, the integrity of accounting records and financial information among others, and employee and management accountability for performance within appropriate and well-defined areas of responsibility.

The system of internal controls is further supported by the professional staff of an internal audit function who conduct periodic audits of the company's financial reporting.

The Audit Committee of the Board of Directors, currently composed of five independent directors, reviews the effectiveness of the company's financial reporting systems, management information systems, internal control systems and internal auditors. It recommends to the Board of Directors the external auditor to be appointed by the shareholders at each annual meeting and reviews the independence and effectiveness of their work. In addition, it reviews with management and the external auditor any significant financial reporting issues, the presentation and impact of significant risks and uncertainties, and key estimates and judgments of management that may be material for financial reporting purposes. The Audit Committee appoints the independent reserve consultants. The Audit Committee meets at least quarterly to review and approve interim financial statements prior to their release, as well as annually to review Suncor's annual financial statements and Management's Discussion and Analysis, Annual Information Form/Form 40-F, and annual reserves estimates, and recommend their approval to the Board of Directors. The internal auditors and the external auditor, PricewaterhouseCoopers LLP, have unrestricted access to the company, the Audit Committee and the Board of Directors.

Steven W. Williams	Alister Cowan
President and Chief Executive Officer	Executive Vice President and Chief Financial Officer

February 24, 2016

68   SUNCOR ENERGY INC. ANNUAL REPORT 2015

The following report is provided by management in respect of the company's internal control over financial reporting (as defined in Rule 13a-15(f) and 15d-15(f) under the U.S. Securities Exchange Act of 1934):

MANAGEMENT'S REPORT ON INTERNAL CONTROL
OVER FINANCIAL REPORTING

1.
Management is responsible for establishing and maintaining adequate internal control over the company's financial reporting.

2.
Management has used the Committee of Sponsoring Organizations of the Treadway Commission (COSO) framework (2013) in Internal Control – Integrated Framework to evaluate the effectiveness of the company's internal control over financial reporting.

3.
Management has assessed the effectiveness of the company's internal control over financial reporting as at December 31, 2015, and has concluded that such internal control over financial reporting was effective as of that date. Additionally, based on this assessment, management determined that there were no material weaknesses in internal control over financial reporting as at December 31, 2015. Because of inherent limitations, systems of internal control over financial reporting may not prevent or detect misstatements and even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation.

4.
The effectiveness of the company's internal control over financial reporting as at December 31, 2015 has been audited by PricewaterhouseCoopers LLP, independent auditor, as stated in their report which appears herein.

Steven W. Williams	Alister Cowan
President and Chief Executive Officer	Executive Vice President and Chief Financial Officer

February 24, 2016

SUNCOR ENERGY INC. ANNUAL REPORT 2015    69

INDEPENDENT AUDITOR'S REPORT

To the Shareholders of
Suncor Energy Inc.

We have completed the integrated audits of Suncor Energy Inc.'s 2015 and 2014 consolidated financial statements and its internal control over financial reporting as at December 31, 2015. Our opinions, based on our audits are presented below.

Report on the consolidated financial statements

We have audited the accompanying consolidated financial statements of Suncor Energy Inc., which comprise the consolidated balance sheets as at December 31, 2015 and December 31, 2014, and the consolidated statements of comprehensive income, cash flows, and changes in shareholders' equity for each of the two years in the period ended December 31, 2015, and the related notes, which comprise a summary of significant accounting policies and other explanatory information.

Management's responsibility for the consolidated financial statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with International Financial Reporting Standards, as issued by the International Accounting Standards Board, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement. Canadian generally accepted auditing standards also require that we comply with ethical requirements.

An audit involves performing procedures to obtain audit evidence, on a test basis, about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the company's preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances. An audit also includes evaluating the appropriateness of accounting principles and policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained in our audits is sufficient and appropriate to provide a basis for our audit opinion on the consolidated financial statements.

Opinion

In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of Suncor Energy Inc. as at December 31, 2015 and December 31, 2014 and its financial performance and its cash flows for each of the two years in the period ended December 31, 2015 in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

70   SUNCOR ENERGY INC. ANNUAL REPORT 2015

Report on internal control over financial reporting

We have also audited Suncor Energy Inc.'s internal control over financial reporting as at December 31, 2015, based on criteria established in Internal Control – Integrated Framework (2013), issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

Management's responsibility for internal control over financial reporting

Management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management's Report on Internal Control over Financial Reporting.

Auditor's responsibility

Our responsibility is to express an opinion on Suncor Energy Inc.'s internal control over financial reporting based on our audit. We conducted our audit of internal control over financial reporting in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects.

An audit of internal control over financial reporting includes obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control, based on the assessed risk, and performing such other procedures as we consider necessary in the circumstances.

We believe that our audit provides a reasonable basis for our audit opinion on the company's internal control over financial reporting.

Definition of internal control over financial reporting

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that: (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Inherent limitations

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions or that the degree of compliance with the policies or procedures may deteriorate.

Opinion

In our opinion, Suncor Energy Inc. maintained, in all material respects, effective internal control over financial reporting as at December 31, 2015, based on criteria established in Internal Control – Integrated Framework (2013) issued by COSO.

Chartered Professional Accountants
Calgary, Alberta

February 24, 2016

SUNCOR ENERGY INC. ANNUAL REPORT 2015    71

CONSOLIDATED STATEMENTS OF COMPREHENSIVE (LOSS) INCOME

For the years ended December 31 ($ millions)	Notes	2015	2014

Revenues and Other Income

Operating revenues, net of royalties	6	29 208	39 862

Other income	7	472	628

		29 680	40 490

Expenses

Purchases of crude oil and products		11 590	17 528

Operating, selling and general	8 and 25	8 607	9 541

Transportation		1 085	985

Depreciation, depletion, amortization and impairment	9 and 16	7 500	6 140

Exploration		478	367

Gain on disposal of assets	35 and 36	(110)	(90)

Financing expenses	10	2 557	1 429

		31 707	35 900

(Loss) Earnings before Income Taxes		(2 027)	4 590

Income Taxes	11

Current		892	2 115

Deferred		(924)	(224)

		(32)	1 891

Net (Loss) Earnings		(1 995)	2 699

Other Comprehensive Income

Items Reclassified to Earnings:

Realized gain on assets available for sale, net of income taxes of $13	35	(85)	—

tems That May be Subsequently Reclassified to Earnings:

Foreign currency translation adjustment		846	304

Unrealized gain on assets available for sale, net of income taxes of $13	35	—	85

Items That Will Not be Reclassified to Earnings:

Actuarial gain (loss) on employee retirement benefit plans, net of income taxes of $75		212	(144)

Other Comprehensive Income		973	245

Total Comprehensive (Loss) Income		(1 022)	2 944

Per Common Share (dollars)	12

Net (loss) earnings – basic		(1.38)	1.84

Net (loss) earnings – diluted		(1.38)	1.84

Cash dividends		1.14	1.02

The accompanying notes are an integral part of the consolidated financial statements.

72   SUNCOR ENERGY INC. ANNUAL REPORT 2015

CONSOLIDATED BALANCE SHEETS

($ millions)	Notes	December 31 2015	December 31 2014

Assets

Current assets

Cash and cash equivalents	13	4 049	5 495

Accounts receivable		2 751	4 275

Inventories	15	3 090	3 466

Income taxes receivable		538	680

Total current assets		10 428	13 916

Property, plant and equipment, net	16, 32, 33 and 34	61 151	59 800

Exploration and evaluation	17	1 681	2 248

Other assets	18	1 153	598

Goodwill and other intangible assets	19	3 079	3 083

Deferred income taxes	11	35	26

Total assets		77 527	79 671

Liabilities and Shareholders' Equity

Current liabilities

Short-term debt	20	747	806

Current portion of long-term debt	20	70	34

Accounts payable and accrued liabilities		5 306	5 704

Current portion of provisions	23	769	752

Income taxes payable		244	1 058

Total current liabilities		7 136	8 354

Long-term debt	20	14 486	12 489

Other long-term liabilities	21	1 573	1 787

Provisions	23	5 339	4 895

Deferred income taxes	11	9 954	10 543

Shareholders' equity		39 039	41 603

Total liabilities and shareholders' equity		77 527	79 671

The accompanying notes are an integral part of the consolidated financial statements.

Approved on behalf of the Board of Directors:

Steven W. Williams	Michael W. O'Brien
Director	Director

February 24, 2016

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CONSOLIDATED STATEMENTS OF CASH FLOWS

For the years ended December 31 ($ millions)	Notes	2015	2014

Operating Activities

Net earnings		(1 995)	2 699

Adjustments for:

Depreciation, depletion, amortization and impairment		7 500	6 140

Deferred income taxes		(924)	(224)

Accretion		197	198

Unrealized foreign exchange loss on U.S. dollar denominated debt		1 967	839

Change in fair value of derivative contracts		130	(270)

Gain on disposal of assets		(110)	(90)

Share-based compensation		18	106

Exploration		255	104

Settlement of decommissioning and restoration liabilities		(302)	(364)

Other		70	(80)

Decrease (increase) in non-cash working capital	14	78	(122)

Cash flow provided by operating activities		6 884	8 936

Investing Activities

Capital and exploration expenditures		(6 667)	(6 961)

Acquisitions	32, 33 and 34	(360)	(121)

Proceeds from disposal of assets	35	277	224

Other investments		(18)	(64)

Decrease (increase) in non-cash working capital	14	(3)	59

Cash flow used in investing activities		(6 771)	(6 863)

Financing Activities

Net change in debt		(258)	(81)

Repayment of long-term debt		—	(452)

Issuance of long-term debt		—	1 575

Issuance of common shares under share option plans		95	247

Purchase of common shares for cancellation, net of option premiums	24	(43)	(1 671)

Dividends paid on common shares		(1 648)	(1 490)

Cash flow used in financing activities		(1 854)	(1 872)

(Decrease) Increase in Cash and Cash Equivalents		(1 741)	201

Effect of foreign exchange on cash and cash equivalents		295	92

Cash and cash equivalents at beginning of year		5 495	5 202

Cash and Cash Equivalents at End of Year		4 049	5 495

Supplementary Cash Flow Information

Interest paid		881	752

Income taxes paid		1 424	2 697

The accompanying notes are an integral part of the consolidated financial statements.

74   SUNCOR ENERGY INC. ANNUAL REPORT 2015

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

($ millions)	Notes	Share Capital	Contributed Surplus	Accumulated Other Comprehensive Income	Retained Earnings	Total	Number of Common Shares (thousands)

At December 31, 2013		19 395	598	115	21 072	41 180	1 478 315

Net earnings		—	—	—	2 699	2 699	—

Foreign currency translation adjustment		—	—	304	—	304	—

Unrealized gain on assets available for sale, net of income taxes of $13		—	—	85	—	85	—

Actuarial loss on employee retirement benefit plans, net of income taxes of $56		—	—	—	(144)	(144)	—

Total comprehensive income		—	—	389	2 555	2 944	—

Issued under share option plans		323	(31)	—	—	292	7 831

Issued under dividend reinvestment plan		38	—	—	(38)	—	—

Purchase of common shares for cancellation	24	(553)	—	—	(1 118)	(1 671)	(42 027)

Change in liability for share purchase commitment	24	108	—	—	198	306	—

Share-based compensation		—	42	—	—	42	—

Dividends paid on common shares		—	—	—	(1 490)	(1 490)	—

At December 31, 2014		19 311	609	504	21 179	41 603	1 444 119

Net loss		—	—	—	(1 995)	(1 995)	—

Foreign currency translation adjustment		—	—	846	—	846	—

Realized gain on disposal of assets available for sale, net of income taxes of $13	35	—	—	(85)	—	(85)	—

Actuarial gain on employee retirement benefit plans, net of income taxes of $75					212	212	—

Total comprehensive income (loss)		—	—	761	(1 783)	(1 022)	—

Issued under share option plans		125	(20)	—	—	105	3 124

Issued under dividend reinvestment plan		47	—	—	(47)	—	—

Purchase of common shares for cancellation	24	(17)	—	—	(26)	(43)	(1 230)

Share-based compensation		—	44	—	—	44	—

Dividends paid on common shares		—	—	—	(1 648)	(1 648)	—

At December 31, 2015		19 466	633	1 265	17 675	39 039	1 446 013

The accompanying notes are an integral part of the consolidated financial statements.

SUNCOR ENERGY INC. ANNUAL REPORT 2015    75

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

1. REPORTING ENTITY AND DESCRIPTION OF THE BUSINESS

Suncor Energy Inc. (Suncor or the company) is an integrated energy company headquartered in Canada. Suncor's operations include oil sands development and upgrading, onshore and offshore oil and gas production, petroleum refining, and product marketing primarily under the Petro-Canada brand. The consolidated financial statements of the company comprise the company and its subsidiaries and the company's interests in associates and joint arrangement entities.

The address of the company's registered office is 150 – 6th Avenue S.W., Calgary, Alberta, Canada, T2P 3E3.

2. BASIS OF PREPARATION

(a) Statement of Compliance

These consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB) and Canadian generally accepted accounting principles (GAAP) as contained within Part 1 of the Canadian Institute of Chartered Professional Accountants Handbook.

Suncor's accounting policies are based on IFRS issued and outstanding for all periods presented in these consolidated financial statements. These consolidated financial statements were approved by the Board of Directors on February 24, 2016.

(b) Basis of Measurement

The consolidated financial statements are prepared on a historical cost basis except as detailed in the accounting policies disclosed in note 3. The accounting policies described in note 3 have been applied consistently to all periods presented in these consolidated financial statements.

(c) Functional Currency and Presentation Currency

These consolidated financial statements are presented in Canadian dollars, which is the company's functional currency.

(d) Use of Estimates, Assumptions and Judgments

The timely preparation of financial statements requires that management make estimates and assumptions and use judgments. Accordingly, actual results may differ from estimated amounts as future confirming events occur. Significant estimates and judgments used in the preparation of the consolidated financial statements are described in note 4.

3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(a) Principles of Consolidation

The company consolidates its interest in entities it controls. Control comprises the power to govern an entity's financial and operating policies to obtain benefits from its activities, and is a matter of judgment. All intercompany balances and transactions are eliminated in preparing the consolidated financial statements.

Certain of the company's activities are conducted through joint operations, and the consolidated financial statements reflect the company's proportionate share of the joint operations' assets, liabilities, revenue and expenses, on a line-by-line basis.

(b) Joint Arrangements

Joint arrangements represent arrangements in which two or more parties have joint control established by a contractual agreement. Joint control requires unanimous consent for financial and operational decisions. Joint arrangements can be classified as either a joint operation or a joint venture. The classification depends on the contractual rights and obligations of each investor, rather than the legal structure of the joint arrangement.

Where the company has a direct ownership interest in jointly controlled assets and obligations for the liabilities of a joint arrangement, such joint arrangement is classified as a joint operation and the company's share of the assets, liabilities, revenue and expenses is included in the consolidated financial statements.

76   SUNCOR ENERGY INC. ANNUAL REPORT 2015

Interests in joint ventures are accounted for using the equity method of accounting. Under the equity method, the company's initial investment is recognized at cost and subsequently adjusted for the Company's share of the joint venture's income or loss, less distributions received.

(c) Foreign Currency Translation

Functional currencies of the company's individual entities are the currency of the primary economic environment in which the entity operates. Transactions in foreign currencies are translated to the appropriate functional currency at foreign exchange rates that approximate those on the date of the transaction. Monetary assets and liabilities denominated in foreign currencies are translated to the appropriate functional currency at foreign exchange rates at the balance sheet date. Foreign exchange differences arising on translation are recognized in net earnings. Non-monetary assets that are measured in a foreign currency at historical cost are translated using the exchange rate at the date of the transaction.

In preparing the company's consolidated financial statements, the financial statements of each entity are translated into Canadian dollars. The assets and liabilities of foreign operations are translated into Canadian dollars at exchange rates at the balance sheet date. Revenues and expenses of foreign operations are translated into Canadian dollars using foreign exchange rates that approximate those on the date of the underlying transaction. Foreign exchange differences are recognized in Other Comprehensive Income.

If the company or any of its entities disposes of its entire interest in a foreign operation, or loses control, joint control, or significant influence over a foreign operation, the accumulated foreign currency translation gains or losses related to the foreign operation are recognized in net earnings.

(d) Revenues

Revenue from the sale of crude oil, natural gas, natural gas liquids, purchased products and refined petroleum products is recorded when title passes to the customer and collection is reasonably assured. Revenue from properties in which the company has an interest with other producers is recognized on the basis of the company's net working interest. For operations not pursuant to production sharing contracts (PSCs), crude oil and natural gas sold below or above the company's working-interest share of production results in production underlifts or overlifts, respectively. Underlifts are recorded as a receivable at market value with a corresponding increase to revenues, while overlifts are recorded as a payable at market value with a corresponding decrease to revenues. Changes in the value of underlifted or overlifted barrels are recognized in revenue when the barrels are settled. Revenue from oil and natural gas production is recorded net of royalty expense.

International operations conducted pursuant to PSCs are reflected in the consolidated financial statements based on the company's working interest. Each PSC establishes the exploration, development and operating costs the company is required to fund and establishes specific terms for the company to recover these costs (Cost Recovery Oil) and to share in the production profits (Profit Oil). Cost Recovery Oil is determined in accordance with a formula that is generally limited to a specified percentage of production during each fiscal year. Profit Oil is that portion of production remaining after deducting Cost Recovery Oil and is shared between the company and the respective government. Cost Recovery Oil and Profit Oil are reported as revenue when the sale of product to a third party occurs. Revenue also includes income taxes paid on the company's behalf by government joint venture partners.

(e) Cash and Cash Equivalents

Cash and cash equivalents consist primarily of cash in banks, term deposits, certificates of deposit and all other highly liquid investments at the time of purchase.

(f) Inventories

Inventories of crude oil and refined products, other than inventories held for trading purposes, are valued at the lower of cost, using the first-in, first-out method, and net realizable value. Costs include direct and indirect expenditures incurred in bringing an item or product to its existing condition and location. Materials and supplies are valued at the lower of average cost and net realizable value.

Inventories held for trading purposes in the company's energy trading operations are carried at fair value less costs of disposal, and any changes in fair value are recognized within Other Income.

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(g) Exploration and Evaluation Assets

The costs to acquire non-producing oil and gas properties or licences to explore, drill exploratory wells and the costs to evaluate the commercial potential of underlying resources, including related borrowing costs, are initially capitalized as Exploration and Evaluation assets. Certain exploration costs, including geological, geophysical and seismic expenditures and delineation on oil sands properties, are charged to Exploration expense as incurred.

Exploration and Evaluation assets are subject to technical, commercial and management review to confirm the continued intent to develop and extract the underlying resources. If an area or exploration well is no longer considered commercially viable, the related capitalized costs are charged to Exploration expense.

When management determines with reasonable certainty that an Exploration and Evaluation asset will be developed, as evidenced by the classification of proved or probable reserves and the appropriate internal and external approvals, the asset is transferred to Property, Plant and Equipment.

(h) Property, Plant and Equipment

Property, Plant and Equipment are initially recorded at cost.

The costs to acquire developed or producing oil and gas properties, and to develop oil and gas properties, including completing geological and geophysical surveys and drilling development wells, and the costs to construct and install development infrastructure, such as wellhead equipment, well platforms, well pairs, offshore platforms and subsea structures, are capitalized as oil and gas properties within Property, Plant and Equipment.

The costs to construct, install and commission, or acquire, oil and gas production equipment, including oil sands upgraders, extraction plants, mine equipment, processing and power generation facilities, utility plants, and all renewable energy, refining, and marketing assets, are capitalized as plant and equipment within Property, Plant and Equipment.

Stripping activity required to access oil sands mining resources incurred in the initial development phase is capitalized as part of the construction cost of the mine. Stripping costs incurred in the production phase are charged to expense as they normally relate to production for the current period.

The costs of planned major inspection, overhaul and turnaround activities that maintain Property, Plant and Equipment and benefit future years of operations are capitalized. Recurring planned maintenance activities performed on shorter intervals are expensed as operating costs. Replacements outside of a major inspection, overhaul or turnaround are capitalized when it is probable that future economic benefits will be realized by the company and the associated carrying amount of the replaced component is derecognized.

Leases that transfer substantially all the benefits and risks of ownership to the company are recorded as finance lease assets within Property, Plant and Equipment. Costs for all other leases are recorded as operating expense as incurred.

Borrowing costs relating to assets that take a substantial period of time to construct are capitalized as part of the asset. Capitalization of borrowing costs ceases when the asset is in the location and condition necessary for its intended use, and is suspended when construction of an asset is ceased for extended periods.

(i) Depreciation, Depletion and Amortization

Exploration and Evaluation assets are not subject to depreciation, depletion and amortization. Once transferred to oil and gas properties within Property, Plant and Equipment and commercial production commences, these costs are depleted on a unit-of-production basis over proved developed reserves, with the exception of exploration and evaluation costs associated with oil sands mines, which are depreciated on a straight-line basis over the life of the mine, and property acquisition costs, which are depleted over proved reserves.

Capital expenditures are not depleted until assets are substantially complete and ready for their intended use.

Costs to develop oil and gas properties other than certain oil sands mining assets, including costs of dedicated infrastructure, such as well pads and wellhead equipment, are depleted on a unit-of-production basis over proved developed reserves. A portion of these costs may not be depleted if they relate to undeveloped reserves. Costs related to offshore facilities are depleted over proved and probable reserves. Costs to develop and construct oil sands mines are depreciated on a straight-line basis over the life of the mine.

78   SUNCOR ENERGY INC. ANNUAL REPORT 2015

Major components of Property, Plant and Equipment are depreciated on a straight-line basis over their expected useful lives.

Oil sands upgraders, extraction plants and mine facilities	20 to 40 years

Oil sands mine equipment	5 to 15 years

Oil sands in situ processing facilities	30 years

Power generation and utility plants	30 to 40 years

Refineries, ethanol and lubricants plants	20 to 40 years

Marketing and other distribution assets	20 to 40 years

The costs of major inspection, overhaul and turnaround activities that are capitalized are depreciated on a straight-line basis over the period to the next scheduled activity, which varies from two to five years.

Depreciation, depletion and amortization rates are reviewed annually or when events or conditions occur that impact capitalized costs, reserves or estimated service lives.

(j) Goodwill and Other Intangible Assets

The company accounts for business combinations using the acquisition method. The excess of the purchase price over the fair value of the identifiable net assets represents goodwill, and is allocated to the cash generating units (CGUs) or groups of CGUs expected to benefit from the business combination.

Other intangible assets include acquired customer lists and brand value.

Goodwill and brand value have indefinite useful lives and are not subject to amortization. Customer lists are amortized over their expected useful lives, which range from five to ten years. Expected useful lives of other intangible assets are reviewed on an annual basis.

(k) Impairment of Assets

Non-Financial Assets

Property, Plant and Equipment and Exploration and Evaluation assets are reviewed quarterly to assess whether there is any indication of impairment. Goodwill and intangible assets that have an indefinite useful life are tested for impairment annually. Exploration and Evaluation assets are also tested for impairment immediately prior to being transferred to Property, Plant and Equipment.

If any indication of impairment exists, an estimate of the asset's recoverable amount is calculated as the higher of the fair value less costs of disposal and value-in-use. In determining fair value less costs of disposal, recent market transactions are considered, if available. In the absence of such transactions, an appropriate valuation model is used. Value-in-use is assessed using the present value of the expected future cash flows of the relevant asset. If the asset does not generate cash inflows that are largely independent of those from other assets or groups of assets, the asset is tested as part of a CGU, which is the smallest identifiable group of assets that generates cash inflows that are largely independent of the cash inflows from other assets or groups of assets. An impairment loss is the amount by which the carrying amount of the individual asset or CGU exceeds its recoverable amount.

Impairments may be reversed for all CGUs and individual assets, other than goodwill, if there has been a change in the estimates and judgments used to determine the asset's recoverable amount. If such indication exists, the carrying amount of the CGU or asset is increased to its revised recoverable amount which cannot exceed the carrying amount that would have been determined, net of depletion, depreciation and amortization, had no impairment been recognized.

Impairments and impairment reversals are recognized within Depreciation, Depletion, Amortization and Impairment.

Financial Assets

At each reporting date, the company assesses whether there is evidence that financial assets that are carried at amortized cost are impaired. If a financial asset carried at amortized cost is impaired, the impairment is recognized in Operating, Selling and General expense.

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(l) Provisions

Provisions are recognized by the company when it has a legal or constructive obligation as a result of past events, it is probable that an outflow of economic resources will be required to settle the obligation and a reliable estimate can be made of the amount of the obligation.

Provisions are recognized for decommissioning and restoration obligations associated with the company's Exploration and Evaluation assets and Property, Plant and Equipment. Provisions for decommissioning and restoration obligations are measured at the present value of management's best estimate of the future cash flows required to settle the present obligation, using the credit-adjusted risk-free interest rate. The value of the obligation is added to the carrying amount of the associated asset and amortized over the useful life of the asset. The provision is accreted over time through Financing Expenses with actual expenditures charged against the accumulated obligation. Changes in the future cash flow estimates resulting from revisions to the estimated timing or amount of undiscounted cash flows are recognized as a change in the decommissioning and restoration provision and related asset.

(m) Income Taxes

The company follows the liability method of accounting for income taxes whereby deferred income taxes are recorded for the effect of differences between the accounting and income tax basis of an asset or liability. Deferred income tax assets and liabilities are measured using enacted or substantively enacted income tax rates at the balance sheet date that are anticipated to apply to taxable income in the years in which temporary differences are anticipated to be recovered or settled. Changes to these balances are recognized in net earnings or in Other Comprehensive Income in the period they occur. Investment tax credits are recorded as a reduction to the related expenditures.

The company recognizes the financial statement impact of a tax filing position when it is probable, based on the technical merits, that the position will be sustained upon audit. The company assesses possible outcomes and their associated probabilities. If the company determines payment is probable, it measures the tax provision at the best estimate of the amount of tax payable.

(n) Pensions and Other Post-Retirement Benefits

The company sponsors defined benefit pension plans, defined contribution pension plans and other post-retirement benefits.

The cost of pension benefits earned by employees in the defined contribution pension plan is expensed as incurred. The cost of defined benefit pension plans and other post-retirement benefits are actuarially determined using the projected unit credit method based on present pay levels and management's best estimates of demographic and financial assumptions. Pension benefits earned during the current year are recorded in Operating, Selling and General expense. Interest costs on the net unfunded obligation are recorded in Financing Expenses. Any actuarial gains or losses are recognized immediately through Other Comprehensive Income and transferred directly to Retained Earnings.

The liability recognized on the balance sheet is the present value of the defined benefit obligations less the fair value of plan assets.

(o) Share-Based Compensation Plans

Under the company's share-based compensation plans, share-based awards may be granted to executives, employees and non-employee directors. Compensation expense is recorded in Operating, Selling and General expense.

Share-based compensation awards that settle in cash or have the option to settle in cash or shares are accounted for as cash-settled plans. These are measured at fair value each reporting period using the Black-Scholes options pricing model. The expense is recognized over the vesting period, with a corresponding adjustment to liabilities. When awards are surrendered for cash, the cash settlement paid reduces the outstanding liability. When awards are exercised for common shares, consideration paid by the holder and the previously recognized liability associated with the options are recorded to Share Capital.

Stock options that give the holder the right to purchase common shares are accounted for as equity-settled plans. The expense is based on the fair value of the options at the time of grant using the Black-Scholes options pricing model and is recognized over the vesting periods of the respective options. A corresponding increase is recorded to Contributed Surplus. Consideration paid to the company on exercise of options is credited to Share Capital and the associated amount in Contributed Surplus is reclassified to Share Capital.

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(p) Financial Instruments

The company classifies its financial instruments into one of the following categories: fair value through profit or loss; assets available for sale; held-to-maturity investments; loans and receivables, and financial liabilities measured at amortized cost. All financial instruments are initially recognized at fair value on the balance sheet, net of any transaction costs except for financial instruments classified as fair value through profit and loss, where transaction costs are expensed as incurred. Subsequent measurement of financial instruments is based on their classification. The company classifies derivative financial instruments as fair value through profit and loss, cash and cash equivalents and accounts receivable as loans and receivables, financial instruments included in other assets as available for sale, and accounts payable and accrued liabilities, debt, and other long-term liabilities as other financial liabilities.

The company uses derivative financial instruments, such as physical and financial contracts, either to manage certain exposures to fluctuations in interest rates, commodity prices and foreign exchange rates, as part of its overall risk management program, or to earn trading revenues. Earnings impacts from derivatives used to manage a particular risk are reported as part of Other Income in the related operating segment. Gains or losses from trading activities are reported in Other Income as part of Corporate, Energy Trading and Eliminations.

Certain physical commodity contracts, when used for trading purposes, are deemed to be derivative financial instruments for accounting purposes. Physical commodity contracts entered into for the purpose of receipt or delivery in accordance with the company's expected purchase, sale or usage requirements are not considered to be derivative financial instruments.

Derivatives embedded in other financial instruments or other host contracts are recorded as separate derivatives when their risks and characteristics are not closely related to those of the host contract.

(q) Hedging Activities

The company may apply hedge accounting to arrangements that qualify for designated hedge accounting treatment. Documentation is prepared at the inception of a hedge relationship in order to qualify for hedge accounting. Designated hedges are assessed at each reporting date to determine if the relationship between the derivative and the underlying hedged exposure is still effective and to quantify any ineffectiveness in the relationship.

If the derivative is designated as a fair value hedge, changes in the fair value of the derivative and in the fair value of the underlying hedged item are recognized in net earnings. If the derivative is designated as a cash flow hedge, the effective portions of the changes in fair value of the derivative are initially recorded in Other Comprehensive Income and are recognized in net earnings when the hedged item is realized. Ineffective portions of changes in the fair value of cash flow hedges are recognized in net earnings immediately. Changes in the fair value of a derivative designated in a fair value or cash flow hedge are recognized in the same line item as the underlying hedged item.

(r) Share Capital

Common shares are classified as equity. Incremental costs directly attributable to the issue of common shares are recognized as a deduction from equity, net of any tax effects. When the company repurchases its own common shares, share capital is reduced by the average carrying value of the shares purchased. The excess of the purchase price over the average carrying value is recognized as a deduction from Retained Earnings. Shares are cancelled upon repurchase.

(s) Dividend Distributions

Dividends on common shares are recognized in the period in which the dividends are declared by the company's Board of Directors.

(t) Earnings per Share

Basic earnings per share is calculated by dividing the net earnings for the period by the weighted average number of common shares outstanding during the period.

Diluted earnings per share is calculated by adjusting the weighted average number of common shares outstanding for dilutive common shares related to the company's share-based compensation plans. The number of shares included is computed using the treasury stock method. Options with tandem stock appreciation rights or cash payment alternatives are accounted for as cash-settled plans. As these awards can be exchanged for common shares of the company, they are considered potentially dilutive and are included in the calculation of the company's diluted net earnings per share if they have a dilutive impact in the period.

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(u) Emissions Obligations

Emissions obligations are measured at the weighted average cost per unit of emissions expected to be incurred in the compliance period. Emissions are treated as a cost of production and as such are recognized in Operating, Selling and General expenses in the period in which the emissions occurred.

Purchases of emissions rights are recognized as Other Assets on the balance sheet and are measured at historical cost. Emissions rights received by way of grant are recorded at a nominal amount.

4. SIGNIFICANT ACCOUNTING ESTIMATES AND JUDGMENTS

The preparation of financial statements in accordance with IFRS requires management to make estimates and judgments that affect reported assets, liabilities, revenues, expenses, gains, losses, and disclosures of contingencies. These estimates and judgments are subject to change based on experience and new information. The financial statement areas that require significant estimates and judgments are as follows:

Oil and Gas Reserves and Resources

Measurements of depletion, depreciation, impairment and decommissioning and restoration obligations are determined in part based on the company's estimate of oil and gas reserves and resources. The estimation of reserves and resources is an inherently complex process and involves the exercise of professional judgment. All reserves and certain resources have been evaluated at December 31, 2015 by independent qualified reserves evaluators. Oil and gas reserves and resources estimates are based on a range of geological, technical and economic factors, including projected future rates of production, projected future commodity prices, engineering data, and the timing and amount of future expenditures, all of which are subject to uncertainty. Estimates reflect market and regulatory conditions existing at December 31, 2015, which could differ significantly from other points in time throughout the year, or future periods. Changes in market and regulatory conditions and assumptions can materially impact the estimation of net reserves.

Oil and Gas Activities

The company is required to apply judgment when designating the nature of oil and gas activities as exploration, evaluation, development or production, and when determining whether the costs of these activities shall be expensed or capitalized.

Exploration and Evaluation Costs

Certain exploration and evaluation costs are initially capitalized with the intent to establish commercially viable reserves. The company is required to make judgments about future events and circumstances and applies estimates to assess the economic viability of extracting the underlying resources. The costs are subject to technical, commercial and management review to confirm the continued intent to develop the project. Level of drilling success or changes to project economics, resource quantities, expected production techniques, production costs and required capital expenditures are important judgments when making this determination. Management uses judgment to determine when these costs are reclassified to Property, Plant and Equipment based on several factors including the existence of reserves, appropriate approvals from regulatory bodies and the company's internal project approval process.

Determination of Cash Generating Units

A CGU is the lowest grouping of integrated assets that generate identifiable cash inflows that are largely independent of the cash inflows of other assets or groups of assets. The allocation of assets into CGUs requires significant judgment and interpretations with respect to the integration between assets, the existence of active markets, similar exposure to market risks, shared infrastructures, and the way in which management monitors the operations.

Asset Impairment and Reversals

Management applies judgment in assessing the existence of impairment and impairment reversal indicators based on various internal and external factors.

The recoverable amount of CGUs and individual assets is determined based on the higher of fair value less costs of disposal or value-in-use calculations. The key estimates the company applies in determining the recoverable amount normally include estimated future commodity prices, expected production volumes, future operating and development costs, discount rates, tax rates, and refining margins. In determining the recoverable amount, management may also be

82   SUNCOR ENERGY INC. ANNUAL REPORT 2015

required to make judgments regarding the likelihood of occurrence of a future event. Changes to these estimates and judgments will affect the recoverable amounts of CGUs and individual assets and may then require a material adjustment to their related carrying value.

Decommissioning and Restoration Costs

The company recognizes liabilities for the future decommissioning and restoration of Exploration and Evaluation assets and Property, Plant and Equipment. Management applies judgment in assessing the existence and extent as well as the expected method of reclamation of the company's decommissioning and restoration obligations at the end of each reporting period. Management also uses judgment to determine whether the nature of the activities performed is related to decommissioning and restoration activities or normal operating activities.

In addition, these provisions are based on estimated costs, which take into account the anticipated method and extent of restoration, technological advances, possible future use of the site, and reclamation projects and processes such as the TROTM process and the water treatment facility. Actual costs are uncertain and estimates can vary as a result of changes to relevant laws and regulations related to the use of certain technologies, the emergence of new technology, operating experience, prices and closure plans. The estimated timing of future decommissioning and restoration may change due to certain factors, including reserves life. Changes to estimates related to future expected costs, discount rates, inflation assumptions, and timing may have a material impact on the amounts presented.

Employee Future Benefits

The company provides benefits to employees, including pensions and other post-retirement benefits. The cost of defined benefit pension plans and other post-retirement benefits received by employees is estimated based on actuarial valuation methods that require professional judgment. Estimates typically used in determining these amounts include, as applicable, rates of employee turnover, future claim costs, discount rates, future salary and benefit levels, the return on plan assets, mortality rates and future medical costs. Changes to these estimates may have a material impact on the amounts presented.

Other Provisions

The determination of other provisions, including, but not limited to, provisions for royalty disputes, onerous contracts, litigation and constructive obligations, is a complex process that involves judgments about the outcomes of future events, the interpretation of laws and regulations, and estimates on timing and amount of expected future cash flows and discount rates.

Income Taxes

Management evaluates tax positions, annually or when circumstances require, which involves judgment and could be subject to differing interpretations of applicable tax legislation. The company recognizes a tax provision when a payment to tax authorities is considered probable. However, the results of audits and reassessments and changes in the interpretations of standards may result in changes to those positions and, potentially, a material increase or decrease in the company's assets, liabilities and net earnings.

Deferred Income Taxes

Deferred tax assets are recognized when it is considered probable that deductible temporary differences will be recovered in the foreseeable future. To the extent that future taxable income and the application of existing tax laws in each jurisdiction differ significantly from the company's estimate, the ability of the company to realize the deferred tax assets could be impacted.

Deferred tax liabilities are recognized when there are taxable temporary differences that will reverse and result in a future outflow of funds to a taxation authority. The company records a provision for the amount that is expected to be settled, which requires judgment as to the ultimate outcome. Deferred tax liabilities could be impacted by changes in the company's judgment of the likelihood of a future outflow and estimates of the expected settlement amount, timing of reversals, and the tax laws in the jurisdictions in which the company operates.

Fair Value of Financial Instruments

The fair value of a financial instrument is determined, whenever possible, based on observable market data. If not available, the company uses third-party models and valuation methodologies that utilize observable market data including

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forward commodity prices, foreign exchange rates and interest rates to estimate the fair value of financial instruments, including derivatives. In addition to market information, the company incorporates transaction-specific details that market participants would utilize in a fair value measurement, including the impact of non-performance risk.

Functional Currency

The designation of the functional currency of the company and each of its subsidiaries is a management judgment based on the composition of revenue and costs in the locations in which it operates.

Fair Value of Share-Based Compensation

The fair values of equity-settled and cash-settled share-based payment awards are estimated using the Black-Scholes options pricing model. These estimates depend on certain assumptions, including share price, volatility, risk-free interest rate, the term of the awards, the forfeiture rate and the annual dividend yield, which, by their nature, are subject to measurement uncertainty.

5. RECENTLY ANNOUNCED ACCOUNTING PRONOUNCEMENTS

The standards and interpretations that are issued, but not yet effective up to the date of issuance of the company's consolidated financial statements, and that may have an impact on the disclosures and financial position of the company, are disclosed below. The company intends to adopt these standards and interpretations, if applicable, when they become effective.

Accounting for Acquisitions of Interests in Joint Operations

In May 2014, the IASB issued amendments to IFRS 11 Joint Arrangements to clarify that the acquirer of an interest in a joint operation in which the activity constitutes a business is required to apply all of the principles of business combinations accounting in IFRS 3 Business Combinations. Prospective application of this interpretation is effective for annual periods beginning on or after January 1, 2016, with earlier application permitted. The adoption of this amendment could impact the company in the event it increases or decreases its ownership share in an existing joint operation or invests in a new joint operation.

Sale or Contribution of Assets between an Investor and its Associate or Joint Venture

In September 2014, the IASB issued amendments to address an inconsistency between the requirements in IFRS 10 Consolidated Financial Statements and those in International Accounting Standard (IAS) 28 Investments in Associates and Joint Ventures regarding the sale or contribution of assets between an investor and its associate or joint venture. The amendment clarified that a full gain or loss is recognized when a transaction involves a business. A partial gain or loss is recognized when a transaction involves assets that do not constitute a business. Prospective application of this interpretation is effective for annual periods beginning on or after January 1, 2016, with earlier application permitted. The adoption of this amendment could impact the company in the event that it has transactions with Associates or Joint Ventures.

Disclosure Initiative

In December 2014, the IASB issued amendments to IAS 1 Presentation of Financial Statements to clarify existing requirements related to materiality, order of notes, subtotals, accounting policies and disaggregation. Retrospective application of this standard is effective for fiscal years beginning on or after January 1, 2016, with earlier application permitted. The adoption of this amended standard is not expected to have a material impact on the company's disclosure.

Revenue from Contracts with Customers

In May 2014, the IASB issued IFRS 15 Revenue from Contracts with Customers. It replaces existing revenue recognition guidance and provides a single, principles-based five-step model to be applied to all contracts with customers. Retrospective application of this standard is effective for fiscal years beginning on or after January 1, 2018, with earlier application permitted. The company is currently assessing the impact of this standard.

84   SUNCOR ENERGY INC. ANNUAL REPORT 2015

Financial Instruments: Recognition and Measurement

In July 2014, IFRS 9 Financial Instruments was issued as a complete standard, including the requirements previously issued related to classification and measurement of financial assets and liabilities, and additional amendments to introduce a new expected loss impairment model for financial assets including credit losses. Retrospective application of this standard with certain exemptions is effective for fiscal years beginning on or after January 1, 2018, with earlier application permitted. The company is currently assessing the impact of this standard.

Leases

In January 2016, the IASB issued IFRS 16 Leases which replaces the existing leasing standard (IAS 17 Leases) and requires the recognition of most leases on the balance sheet. IFRS 16 effectively removes the classification of leases as either finance or operating leases and treats all leases as finance leases for lessees with exemptions for short-term leases where the term is twelve months or less and for leases of low value items. The accounting treatment for lessors remains the same, which provides the choice of classifying a lease as either a finance or operating lease. IFRS 16 is effective January 1, 2019, with earlier application permitted. The company is currently assessing the impact of this standard.

6. SEGMENTED INFORMATION

The company's operating segments are reported based on the nature of their products and services and management responsibility. The following summary describes the operations in each of the segments:

•
Oil Sands includes the company's operations in the Athabasca oil sands in Alberta to develop and produce synthetic crude oil and related products, through the recovery and upgrading of bitumen from mining and in situ operations. This segment also includes the company's joint interest in the Fort Hills mining project of 50.8% as well as its 12% ownership interest in the Syncrude oil sands mining and upgrading joint venture, located near Fort McMurray, Alberta. The individual operating segments related to mining operations, in situ, Fort Hills and Syncrude have been aggregated into one reportable segment (Oil Sands) due to the similar nature of their business activities, including the production of bitumen, and that they operate in the same geographic area and regulatory environment.

•
Exploration and Production includes offshore activity in East Coast Canada, with interests in the Hibernia, Terra Nova, White Rose and Hebron oilfields, the exploration and production of crude oil and natural gas in the United Kingdom (U.K.), Norway, Libya and Syria, and exploration and production of natural gas and natural gas liquids in Western Canada. Due to unrest in Syria, the company has declared force majeure under its contractual obligations, and Suncor's operations in Syria have been suspended indefinitely. Due to unrest in Libya, the company's production has been substantially shut in.

•
Refining and Marketing includes the refining of crude oil products, and the distribution and marketing of these and other purchased products through retail stations located in Canada and the United States (U.S.), as well as a lubricants plant located in Eastern Canada.

The company also reports activities not directly attributable to an operating segment under Corporate, Energy Trading and Eliminations. This includes investments in renewable energy projects.

Intersegment sales of crude oil and natural gas are accounted for at market values and included, for segmented reporting, in revenues of the segment making the transfer and expenses of the segment receiving the transfer. Intersegment

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balances are eliminated on consolidation. Intersegment profit will not be recognized until the related product has been sold to third parties.

For the years ended December 31	Oil Sands		Exploration and Production		Refining and Marketing		Corporate, Energy Trading and Eliminations		Total
($ millions)	2015	2014	2015	2014	2015	2014	2015	2014	2015	2014

Revenues and Other Income

Gross revenues	7 174	10 658	2 524	4 290	19 783	26 482	108	86	29 589	41 516

Intersegment revenues	2 158	3 903	88	425	43	145	(2 289)	(4 473)	—	—

Less: Royalties	(114)	(982)	(267)	(672)	—	—	—	—	(381)	(1 654)

Operating revenues, net of royalties	9 218	13 579	2 345	4 043	19 826	26 627	(2 181)	(4 387)	29 208	39 862

Other income	146	115	150	217	58	151	118	145	472	628

	9 364	13 694	2 495	4 260	19 884	26 778	(2 063)	(4 242)	29 680	40 490

Expenses

Purchases of crude oil and products	319	457	3	459	13 588	21 093	(2 320)	(4 481)	11 590	17 528

Operating, selling and general	5 220	5 940	502	558	2 182	2 341	703	702	8 607	9 541

Transportation	645	541	98	90	387	396	(45)	(42)	1 085	985

Depreciation, depletion, amortization and impairment	3 583	4 035	3 106	1 349	676	635	135	121	7 500	6 140

Exploration	120	96	358	271	—	—	—	—	478	367

Loss (gain) on disposal of assets	8	3	(5)	(82)	(109)	(11)	(4)	—	(110)	(90)

Financing expenses	150	153	82	72	(14)	—	2 339	1 204	2 557	1 429

	10 045	11 225	4 144	2 717	16 710	24 454	808	(2 496)	31 707	35 900

(Loss) Earnings before Income Taxes	(681)	2 469	(1 649)	1 543	3 174	2 324	(2 871)	(1 746)	(2 027)	4 590

Income Taxes

Current	3	832	344	1 005	929	675	(384)	(397)	892	2 115

Deferred	172	(139)	(1 235)	(115)	(21)	(43)	160	73	(924)	(224)

	175	693	(891)	890	908	632	(224)	(324)	(32)	1 891

Net (Loss) Earnings	(856)	1 776	(758)	653	2 266	1 692	(2 647)	(1 422)	(1 995)	2 699

Capital and Exploration Expenditures	4 181	3 826	1 459	1 819	821	1 021	206	295	6 667	6 961

Geographical Information

Operating Revenues, net of Royalties

($ millions)	2015	2014

Canada	23 147	31 894

United States	4 246	5 651

Other foreign	1 815	2 317

	29 208	39 862

86   SUNCOR ENERGY INC. ANNUAL REPORT 2015

Non-Current Assets(1)

($ millions)	Dec 31 2015	Dec 31 2014

Canada	61 592	59 409

United States	1 852	1 495

Other foreign	3 620	4 825

	67 064	65 729

(1)
Excludes deferred income tax assets.

7. OTHER INCOME

Other Income consists of the following:

($ millions)	2015	2014

Energy trading activities

Change in fair value of contracts	28	173

Gains (losses) on inventory valuation	43	(61)

Risk management activities(1)	93	176

Risk mitigation and insurance proceeds(2)	121	21

Reserves redetermination(3)	—	145

Investment and interest income	62	90

Renewable energy grants	30	34

Change in value of transportation commitments and other	95	50

	472	628

(1)
Includes fair value changes related to short-term derivative contracts in the Oil Sands and Refining and Marketing segments and long-term forward-starting interest rate swaps in the Corporate segment.

(2)
Includes business interruption insurance proceeds recorded in the first quarter of 2015 for the Terra Nova asset in the Exploration and Production segment.

(3)
Other income of $145 million ($32 million after-tax) is for the reserves redetermination of 1.2 million barrels of oil received related to an interest in a Norwegian asset that Suncor previously owned.

8. OPERATING, SELLING AND GENERAL

Operating, Selling and General expense consists of the following:

($ millions)	2015	2014

Contract services	3 162	3 842

Employee costs(1)	2 920	2 891

Materials	1 140	1 093

Energy	756	1 078

Equipment rentals and leases	289	299

Travel, marketing and other	340	338

	8 607	9 541

(1)
The company incurred $3.3 billion of employee costs for the year ended December 31, 2015 (2014 – $3.4 billion), of which $2.9 billion (2014 – $2.9 billion) was recorded as employee costs in Operating, Selling and General expense and $0.4 billion was recorded as Property, Plant and Equipment (2014 – $0.5 billion). Employee costs include salaries, benefits and share-based compensation.

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 9. ASSET IMPAIRMENT

Oil Sands

As a result of the decline in the crude oil price environment, the company performed impairment tests on its CGUs in the Oil Sands segment as at December 31, 2015. The tests were performed using a fair value less cost of disposal methodology. An expected cash flow approach was used based on 2015 year-end reserves data with the assumptions disclosed for the Oil Sands CGUs in note 19.

Joslyn Mining Project

As a result of the decline in crude oil prices and uncertainty in the timing of development plans, the company recognized an impairment charge of $290 million (net of taxes of $106 million) related to its Exploration and Evaluation assets. The remaining carrying value of the company's share of the Joslyn mining project at December 31, 2015 was $nil.

In the second quarter of 2014, as a result of the company's assessment of expected future net cash flows and the uncertainty of the project, including the timing of the development plans, the company recognized an after-tax impairment charge of $718 million (net of taxes of $248 million) charged against Property, Plant and Equipment ($318 million) and Exploration and Evaluation assets ($400 million).

Other

During the fourth quarter of 2015, the company recorded an impairment charge of $96 million (net of taxes of $34 million) in the Oil Sands segment following a review of certain assets, including engineering costs related to In Situ expansion, that no longer fit with Suncor's growth strategies and are not expected to be repurposed or otherwise deployed.

In the second quarter of 2014, the company recorded an impairment charge of $223 million (net of taxes of $77 million) in the Oil Sands segment following a review of certain assets that no longer fit with Suncor's growth strategies and which could not be repurposed or otherwise deployed. Such assets included a pipeline and related compressor, as well as steam generator components.

Exploration and Production

Libya

During the fourth quarter of 2015, as a result of shut-in production due to the continued closure of certain Libyan export terminals, escalating political unrest, asset damages confirmed during the fourth quarter, and the increasing uncertainty with respect to the company's return to normal operations in the country, the company recognized an impairment charge of $415 million (net of taxes of $nil) related to the remaining net assets of its Libyan Property, Plant and Equipment ($306 million), Exploration and Evaluation assets ($76 million) and inventory ($33 million).

During the second quarter of 2014, as a result of ongoing political unrest and intermittent production, the company recognized an impairment charge of $297 million (net of taxes of $nil) related to its Libyan assets, charged against Property, Plant and Equipment ($129 million) and Exploration and Evaluation assets ($168 million).

Other

As a result of the decline in the crude oil price environment, the company performed impairment tests on its CGUs in the Exploration and Production segment as at December 31, 2015. The tests were performed using a fair value less cost of disposal methodology. An expected cash flow approach was used based on 2015 year-end reserves data with the following assumptions (Level 3 fair value inputs – see note 26):

•
Brent price forecasts of US$46.60/bbl in 2016, US$56.20/bbl in 2017, and US$63.80/bbl in 2018 (all expressed in today's dollars), escalating at 2% per year thereafter and adjusted for asset-specific location and quality differentials; and

•
Risk-adjusted discount rate of 9.0% on after-tax cash flows.

As a result of the impairment tests, the company recorded impairment charges of $359 million (net of taxes of $128 million) on its share of the White Rose assets, $331 million (net of taxes of $335 million) on its share of the Golden Eagle assets, and $54 million (net of taxes of $19 million) on its share of the Terra Nova assets. At December 31, 2015, the remaining carrying values of the White Rose, Golden Eagle, and Terra Nova assets were $520 million, $1.0 billion, and $910 million, respectively.

88   SUNCOR ENERGY INC. ANNUAL REPORT 2015

Estimates of the recoverable amounts of these assets are sensitive to discount rate and prices. A 1% increase in the discount rate would have resulted in an increase to after-tax impairment charges of $20 million related to the company's share of the White Rose assets, $15 million related to the company's share of the Golden Eagle assets, and $35 million related to the company's share of the Terra Nova assets. A 5% decrease in price would have resulted in an increase to impairment charges after-tax of $65 million on the company's share of the White Rose assets, $45 million related to the company's share of the Golden Eagle assets, and $85 million on the company's share of the Terra Nova assets.

During the fourth quarter of 2015, the company recognized an impairment charge of $54 million (net of taxes of $19 million) against Exploration and Evaluation assets related to the Ballicatters well in the Exploration and Production segment as a result of future development uncertainty.

10. FINANCING EXPENSES

($ millions)	2015	2014

Interest on debt and finance leases	870	739

Capitalized interest at 5.8% (2014 – 6.2%)	(447)	(431)

Interest expense	423	308

Interest on pension and other post-retirement benefits	52	55

Accretion	197	198

Foreign exchange loss on U.S. dollar denominated debt	1 967	839

Foreign exchange and other	(82)	29

	2 557	1 429

11. INCOME TAXES

Income Tax (Recovery) Expense

($ millions)	2015	2014

Current:

Current year	913	2 017

Adjustments to current income tax of prior years	(21)	98

Deferred:

Origination of temporary differences	(998)	(143)

Adjustments in respect of deferred income tax of prior years	57	(52)

Changes in tax rates and legislation	17	(29)

	(32)	1 891

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Reconciliation of Effective Tax Rate

The provision for income taxes reflects an effective tax rate that differs from the statutory tax rate. A reconciliation of the difference is as follows:

($ millions)	2015	2014

(Loss) Earnings before income tax	(2 027)	4 590

Canadian statutory tax rate	26.34%	25.66%

Statutory tax	(534)	1 178

Add (deduct) the tax effect of:

Non-taxable component of capital losses	236	98

Share-based compensation and other permanent items	(3)	27

Assessments and adjustments	36	46

Impact of income tax rate and legislative changes	17	(29)

Foreign tax rate differential	(142)	483

Non-taxable impairment charge	109	76

Tax losses for which no deferred income tax asset was recognized	240	—

Other	9	12

	(32)	1 891

Deferred Income Tax Balances

Deferred income tax expense (recovery) and net liabilities in the company's consolidated financial statements were comprised of the following:

	Net Earnings		Consolidated Balance Sheets (1)

($ millions)	2015	2014	Dec 31 2015	Dec 31 2014

Property, plant and equipment	(466)	(98)	11 983	12 349

Decommissioning and restoration provision	(66)	107	(1 373)	(1 207)

Employee retirement benefit plans	(35)	34	(523)	(563)

Tax loss carry-forwards	(58)	(10)	(99)	(41)

Partnership deferral reserve	(56)	(58)	78	134

Foreign exchange and other	(243)	(199)	(147)	(155)

	(924)	(224)	9 919	10 517

(1)
The analysis of deferred income tax liability and asset is as follows:

($ millions)	Dec 31 2015	Dec 31 2014

Deferred income tax liability expected to reverse within 12 months	395	333

Deferred income tax asset expected to reverse within 12 months	(18)	—

Deferred income tax liability expected to reverse after 12 months	9 559	10 210

Deferred income tax asset expected to reverse after 12 months	(17)	(26)

Net deferred income tax liability	9 919	10 517

90   SUNCOR ENERGY INC. ANNUAL REPORT 2015

Change in Deferred Income Tax Balances

($ millions)	2015	2014

Beginning of year	10 517	10 719

Recognized in deferred income tax expense	(924)	(224)

Recognized in other comprehensive income	75	(43)

Foreign exchange, disposition and other	251	65

End of year	9 919	10 517

Deferred Tax in Other Comprehensive Income (Loss)

	Twelve months ended December 31

($ millions)	2015	2014

Unrealized loss (gain) on assets available for sale	13	(13)

Actuarial (gain) loss on employee retirement benefit plans	(75)	56

	(62)	43

Deferred income tax assets are recognized for tax loss carry-forwards to the extent that the realization of the related tax benefit through future tax profits is probable. Suncor has not recognized a $240 million (2014 – $nil) deferred tax asset on $1.8 billion (2014 – $nil) of capital losses on foreign exchange on U.S. dollar denominated debt which can only be utilized against future capital gains.

No deferred tax liability has been recognized at December 31, 2015 on temporary differences of approximately $11.1 billion (2014 – $11.3 billion) associated with earnings retained in our investments in foreign subsidiaries, as the company is able to control the timing of the reversal of these differences. Based on current plans, repatriation of funds in excess of foreign reinvestment will not result in material additional income tax expense. Deferred distribution taxes associated with international business operations have not been recorded.

In the second quarter of 2015, the Government of Alberta enacted an increase in the corporate income tax rate from 10% to 12% effective July 1, 2015. As a result, the company revalued its deferred income tax balances, resulting in a deferred income tax expense of $423 million.

In the first quarter of 2015, the U.K. government enacted a decrease in the supplementary charge rate on oil and gas profits in the North Sea that reduced the statutory tax rate on Suncor's earnings in the U.K. from 62% to 50%. The company revalued its deferred income tax balances, resulting in a deferred income tax recovery of $406 million.

Canada Revenue Agency Update

Pursuant to the previously disclosed 2013 proposal letter from the Canada Revenue Agency (CRA), the company received a Notice of Reassessment (NOR) from the CRA during the second quarter of 2014, regarding the income tax treatment of realized losses in 2007 on the settlement of certain derivative contracts. The total amount of the NOR, including tax, penalty and interest, was approximately $920 million. The company strongly disagrees with the CRA's position and continues to firmly believe it will be able to successfully defend its original filing position and will take the appropriate actions to resolve this matter. In addition to the above, the company has:

•
Received NORs related to the derivative contracts from the Provinces of Alberta, Ontario and Quebec for approximately $124 million, $100 million and $42 million, respectively;

•
Provided security to the CRA and the Provinces of Quebec and Ontario for approximately $642 million;

•
Filed Notices of Objection with the CRA and the Provinces of Alberta, Ontario and Quebec; and

•
Filed a Notice of Appeal with the Tax Court of Canada in November 2014 and is now pursuing its Appeal to that Court.

If the company is unsuccessful in defending its tax filing position, it could be subject to an earnings and cash impact of up to $1.2 billion.

SUNCOR ENERGY INC. ANNUAL REPORT 2015    91

 12. EARNINGS (LOSS) PER COMMON SHARE

($ millions)	2015	2014

Net (loss) earnings(1)	(1 995)	2 699

(millions of common shares)

Weighted average number of common shares	1 446	1 462

Weighted average number of diluted common shares	1 447	1 465

(dollars per common share)

Basic (loss) earnings per share	(1.38)	1.84

Diluted (loss) earnings per share	(1.38)	1.84

(1)
Cash payment alternatives are accounted for as cash-settled plans. As these awards can be exchanged for common shares of the company, they are considered potentially dilutive and are included in the calculation of the company's diluted net earnings per share if they have a dilutive impact in the period. Accounting for these awards as equity-settled was determined to have an anti-dilutive impact for the year ended December 31, 2015.

13. CASH AND CASH EQUIVALENTS

($ millions)	Dec 31 2015	Dec 31 2014

Cash	846	659

Cash equivalents	3 203	4 836

	4 049	5 495

14. SUPPLEMENTAL CASH FLOW INFORMATION

The decrease (increase) in non-cash working capital is comprised of:

($ millions)	2015	2014

Accounts receivable	1 377	1 108

Inventories	458	444

Accounts payable and accrued liabilities	(327)	(784)

Current portion of provisions	(18)	(240)

Income taxes payable (net)	(1 415)	(591)

	75	(63)

Relating to:

Operating activities	78	(122)

Investing activities	(3)	59

	75	(63)

15. INVENTORIES

($ millions)	Dec 31 2015	Dec 31 2014

Crude oil	1 073	1 081

Refined products	1 184	1 474

Materials, supplies and merchandise	581	623

Energy trading commodity inventories	252	288

	3 090	3 466

During 2015, product inventories of $11.9 billion (2014 – $18.0 billion) were recorded as an expense. There was a write-down of crude oil of $40 million, a write-down of refined products of $19 million, and a write-down of materials, supplies and merchandise of $18 million in 2015 (2014 – write-down of refined products of $11 million). Energy trading commodity inventories are measured at fair value less costs of disposal based on Level 1 and Level 2 fair value inputs.

92   SUNCOR ENERGY INC. ANNUAL REPORT 2015

 16. PROPERTY, PLANT AND EQUIPMENT

($ millions)	Oil and Gas Properties	Plant and Equipment	Total

Cost

At December 31, 2013	25 523	54 026	79 549

Additions	2 626	4 015	6 641

Acquisitions (note 34)	—	161	161

Changes in decommissioning and restoration	1 027	38	1 065

Disposals and derecognition	(253)	(2 882)	(3 135)

Foreign exchange adjustments	312	229	541

At December 31, 2014	29 235	55 587	84 822

Additions	1 783	4 646	6 429

Acquisitions (note 33)	—	888	888

Changes in decommissioning and restoration	381	15	396

Disposals and derecognition	(3)	(618)	(621)

Foreign exchange adjustments	1 239	559	1 798

At December 31, 2015	32 635	61 077	93 712

Accumulated provision

At December 31, 2013	(7 896)	(14 383)	(22 279)

Depreciation and depletion	(1 847)	(2 708)	(4 555)

Impairment (note 9)	(129)	(428)	(557)

Disposals and derecognition	136	2 560	2 696

Foreign exchange adjustments	(201)	(126)	(327)

At December 31, 2014	(9 937)	(15 085)	(25 022)

Depreciation and depletion	(2 280)	(2 779)	(5 059)

Impairment (note 9)	(1 596)	(131)	(1 727)

Disposals and derecognition	—	200	200

Foreign exchange adjustments	(629)	(324)	(953)

At December 31, 2015	(14 442)	(18 119)	(32 561)

Net property, plant and equipment

December 31, 2014	19 298	40 502	59 800

December 31, 2015	18 193	42 958	61 151

SUNCOR ENERGY INC. ANNUAL REPORT 2015    93

	Dec 31, 2015			Dec 31, 2014

($ millions)	Cost	Accumulated provision	Net book value	Cost	Accumulated provision	Net book value

Oil Sands	58 958	(15 991)	42 967	54 011	(13 032)	40 979

Exploration and Production	20 469	(11 810)	8 659	17 667	(8 021)	9 646

Refining and Marketing	12 657	(3 965)	8 692	11 545	(3 279)	8 266

Corporate, Energy Trading and Eliminations	1 628	(795)	833	1 599	(690)	909

	93 712	(32 561)	61 151	84 822	(25 022)	59 800

At December 31, 2015, the balance of assets under construction and not subject to depreciation or depletion was $12.8 billion (December 31, 2014 – $12.3 billion).

At December 31, 2015, Property, Plant and Equipment included finance leases with a net book value of $1.2 billion (December 31, 2014 – $949 million).

17. EXPLORATION AND EVALUATION ASSETS

($ millions)	2015	2014

Beginning of year	2 248	2 772

Additions	240	292

Dry hole expenses	(255)	(104)

Impairment (note 9)	(556)	(706)

Amortization	(7)	(7)

Foreign exchange adjustments	11	1

End of year	1 681	2 248

18. OTHER ASSETS

($ millions)	Dec 31 2015	Dec 31 2014

Investments (note 35)	211	447

Prepaids and other	942	151

	1 153	598

Prepaids and other includes long-term accounts receivable reclassified to other assets, related to deposits paid on Notices of Reassessments that have been received from the CRA; however, they are unlikely to be settled within one year.

94   SUNCOR ENERGY INC. ANNUAL REPORT 2015

 19. GOODWILL AND OTHER INTANGIBLE ASSETS

	Oil Sands	Refining and Marketing

($ millions)	Goodwill	Goodwill	Brand name	Customer lists	Total

At December 31, 2013	2 752	148	166	26	3 092

Amortization	—	—	—	(9)	(9)

At December 31, 2014	2 752	148	166	17	3 083

Amortization	—	—	—	(4)	(4)

At December 31, 2015	2 752	148	166	13	3 079

The company performed a goodwill impairment test at December 31, 2015 on its Oil Sands CGUs. Recoverable amounts were based on fair value less costs of disposal calculated using the present value of the CGUs' expected future cash flows. The primary sources of cash flow information are derived from business plans approved by executives of the company, which were developed based on macroeconomic factors such as forward price curves for benchmark commodities, inflation rates and industry supply-demand fundamentals. When required, the projected cash flows in the business plans have been updated to reflect current market assessments of key assumptions, including long-term forecasts of commodity prices, inflation rates, foreign exchange rates and discount rates specific to the asset (Level 3 fair value inputs).

Cash flow forecasts are also based on past experience, historical trends and third-party evaluations of the company's reserves and resources to determine production profiles and volumes, operating costs, maintenance and capital expenditures. Production profiles, reserves volumes, operating costs, maintenance and capital expenditures are consistent with the estimates approved through the company's annual reserves evaluation process and determine the duration of the underlying cash flows used in the discounted cash flow test.

Future cash flow estimates are discounted using after-tax risk-adjusted discount rates. The discount rates are calculated based on the weighted average cost of capital of a group of relevant peers that is considered to represent the rate of return that would be required by a typical market participant for similar assets. The after-tax discount rate applied to cash flow projections was 8% (2014 – 9%). The company based its cash flow projections on an average West Texas Intermediate (WTI) price of US$44.67 per barrel in 2016, US$55.20 per barrel in 2017, US$63.47 per barrel in 2018, and then escalating at an average of 7% per year from 2019–2021 and at an average of 2% thereafter, adjusted for applicable quality and location differentials depending on the underlying CGU. The forecast cash flow period ranged from 20 years to 50 years based on the reserve life of the respective CGU. As a result of this analysis, management did not identify impairment within any of the CGUs comprising the Oil Sands operating segment and the associated allocated goodwill.

The company also performed a goodwill impairment test of its Refining and Marketing CGUs. The recoverable amounts are based on the fair value less costs of disposal calculated using the present value of the CGUs' expected future cash flows, based primarily on the business plan and historical results adjusted for current economic conditions, and escalated using an inflation rate of 2% of revenue and operating costs. The after-tax discount rates applied to the cash flow projection were between 10% and 15% (2014 – between 10% and 15%). As a result of this analysis, no impairment was identified within the operating segment or the associated allocated goodwill.

SUNCOR ENERGY INC. ANNUAL REPORT 2015    95

 20. DEBT AND CREDIT FACILITIES

Debt and credit facilities are comprised of the following:

Short-Term Debt

($ millions)	Dec 31 2015	Dec 31 2014

Commercial paper(1)	747	806

(1)
The commercial paper is supported by a revolving credit facility with a syndicate of lenders. The company is authorized to issue commercial paper to a maximum of $2.5 billion having a term not to exceed 365 days. The weighted average interest rate as at December 31, 2015 was 0.5% (December 31, 2014 – 0.3%).

Long-Term Debt

($ millions)	Dec 31 2015	Dec 31 2014

Fixed-term debt, redeemable at the option of the company

6.85% Notes, due 2039 (US$750)	1 038	870

6.80% Notes, due 2038 (US$900)	1 277	1 071

6.50% Notes, due 2038 (US$1150)	1 592	1 334

5.95% Notes, due 2035 (US$600)	780	652

5.95% Notes, due 2034 (US$500)	692	580

5.35% Notes, due 2033 (US$300)	368	306

7.15% Notes, due 2032 (US$500)	692	580

3.60% Notes, due 2024 (US$750)(2)	1 038	864

3.10% Series 5 Medium Term Notes, due 2021(3)	750	747

6.10% Notes, due 2018 (US$1250)	1 730	1 450

6.05% Notes, due 2018 (US$600)	836	703

7.00% Debentures, due 2028 (US$250)	355	298

7.875% Debentures, due 2026 (US$275)	412	348

9.25% Debentures, due 2021 (US$300)	472	404

5.39% Series 4 Medium Term Notes, due 2037	600	600

5.80% Series 4 Medium Term Notes, due 2018	700	700

Total unsecured long-term debt	13 332	11 507

Secured long-term debt	13	13

Finance leases(4)	1 268	1 054

Deferred financing costs	(57)	(51)

	14 556	12 523

Current portion of long-term debt

Finance leases	(57)	(21)

Secured long-term debt	(13)	(13)

	(70)	(34)

Total long-term debt	14 486	12 489

(2)
In November 2014, the company issued US$750 million of senior unsecured notes maturing on December 1, 2024 under a $2 billion U.S. base shelf prospectus. The notes have a coupon of 3.60% and were priced at $99.235 per note for an effective yield of 3.692%. Interest is paid semi-annually.

(3)
In November 2014, the company issued $750 million of senior unsecured Series 5 Medium Term Notes maturing on November 26, 2021 under a $2 billion Canadian base shelf prospectus. The notes have a coupon of 3.10% and were priced at $99.663 per note for an effective yield of 3.154%. Interest is paid semi-annually.

(4)
Interest rates range from 4.6% to 16.9% and maturity dates range from 2017 to 2038.

96   SUNCOR ENERGY INC. ANNUAL REPORT 2015

Scheduled Debt Repayments

Scheduled principal repayments for finance leases, short-term debt and long-term debt are as follows:

($ millions)	Repayment

2016	817

2017	58

2018	3 322

2019	28

2020	31

Thereafter	11 063

15 319

Credit Facilities

A summary of available and unutilized credit facilities is as follows:

($ millions)	2015

Fully revolving for a period of one year after term-out date (April 2016)	2 000

Fully revolving and expires in 2017	1 600

Fully revolving for a period of four years and expires in April 2019	5 768

Can be terminated at any time at the option of the lenders	165

Total credit facilities	9 533

Credit facilities supporting outstanding commercial paper	(748)

Credit facilities supporting standby letters of credit(1)	(1 569)

Total unutilized credit facilities(2)	7 216

(1)
To reduce costs, the company supported certain credit facilities with $1 348 million of cash collateral as at December 31, 2015 (December 31, 2014 – $1 525 million).

(2)
Available credit facilities for general purposes were $7 034 million at December 31, 2015 (December 31, 2014 – $4 136 million).

21. OTHER LONG-TERM LIABILITIES

($ millions)	Dec 31 2015	Dec 31 2014

Pensions and other post-retirement benefits (note 22)	1 026	1 222

Share-based compensation plans (note 25)	309	341

Deferred revenue	60	66

Libya Exploration and Production Sharing Agreement (EPSA) signature bonus(1)	87	73

Other	91	85

	1 573	1 787

(1)
As part of the 2009 acquisition of Petro-Canada, the company assumed the remaining US$500 million obligation for a signature bonus relating to Petro-Canada's ratification of six EPSAs in Libya. At December 31, 2015, the carrying amount of the Libya EPSAs signature bonus was $90 million (December 31, 2014 – $79 million). The current portion is $3 million (December 31, 2014 – $6 million) and is recorded in Accounts Payable and Accrued Liabilities.

SUNCOR ENERGY INC. ANNUAL REPORT 2015    97

 22. PENSIONS AND OTHER POST-RETIREMENT BENEFITS

The company's defined benefit pension plans provide pension benefits at retirement based on years of service and final average earnings (if applicable). These obligations are met through funded registered retirement plans and through unregistered supplementary pensions that are voluntarily funded through retirement compensation arrangements, and/or paid directly to recipients. The amount and timing of future funding for these supplementary plans is subject to the funding policy as approved by the Board of Directors. The company's contributions to the funded plans are deposited with independent trustees who act as custodians of the plans' assets, as well as the disbursing agents of the benefits to recipients. Plan assets are managed by a pension committee on behalf of beneficiaries. The committee retains independent managers and advisors.

Asset-liability matching studies are performed by a third-party consultant to set the asset mix by quantifying the risk-and-return characteristics of possible asset mix strategies. Investment and contribution policies are integrated within this study, and areas of focus include asset mix as well as interest rate sensitivity.

Funding of the registered retirement plans complies with applicable regulations that require actuarial valuations of the pension funds at least once every three years in Canada, or more, depending on funding status, and every year in the United States. The most recent valuations for the Canadian plans were performed as at December 31, 2013 and for the International plans were performed as at December 31, 2015. The company uses a measurement date of December 31 to value the plan assets and remeasure the accrued benefit obligation for accounting purposes.

The company's other post-retirement benefits programs are unfunded and include certain health care and life insurance benefits provided to retired employees and eligible surviving dependants.

The company reports its share of Syncrude's defined benefit and defined contribution pension plans and Syncrude's other post-retirement benefits plan.

The company also provides a number of defined contribution plans, including a U.S. 401(k) savings plan, that provide for an annual contribution of 5% to 11.5% of each participating employee's pensionable earnings.

98   SUNCOR ENERGY INC. ANNUAL REPORT 2015

Defined Benefit Obligations and Funded Status

	Pension Benefits		Other Post-Retirement Benefits
($ millions)	2015	2014	2015	2014

Change in benefit obligation

Benefit obligation at beginning of year	4 542	3 891	498	489

Current service costs	167	136	11	11

Past service costs and adjustments	—	(15)	—	—

Plan participants' contributions	14	15	—	—

Benefits paid	(214)	(190)	(19)	(17)

Interest costs	183	190	19	23

Foreign exchange	43	4	4	2

Settlements	2	1	—	—

Actuarial remeasurement:

Experience (gain) loss arising on plan liabilities	(20)	16	(4)	10

Actuarial (gain) loss arising from changes in demographic assumptions	—	17	(5)	(13)

Actuarial (gain) loss arising from changes in financial assumptions	(106)	477	(2)	(7)

Benefit obligation at end of year	4 611	4 542	502	498

Change in plan assets

Fair value of plan assets at beginning of year	3 755	3 293	—	—

Employer contributions	112	178	—	—

Plan participants' contributions	14	15	—	—

Benefits paid	(195)	(177)	—	—

Foreign exchange	54	10	—	—

Settlements	2	1	—	—

Administrative costs	(2)	(2)	—	—

Income on plan assets	150	158	—	—

Actuarial remeasurement:

Return on plan assets greater than discount rate	150	299	—	—

Fair value of plan assets at end of year	4 040	3 775	—	—

Net unfunded obligation	571	767	502	498

Of the total net unfunded obligation as at December 31, 2015, 85% relates to Canadian pension and other post-retirement benefits obligation (excluding Syncrude) (December 31, 2014 – 85%). The weighted average duration of the defined benefit obligation under the Canadian pension and other post-retirement plans (excluding Syncrude) is 14.9 years (2014 – 14.1 years).

The net unfunded obligation is recorded in Accounts Payable and Accrued Liabilities of $47 million and Other Long-Term Liabilities (note 21) in the Consolidated Balance Sheets.

SUNCOR ENERGY INC. ANNUAL REPORT 2015    99

	Pension Benefits		Other Post-Retirement Benefits
($ millions)	2015	2014	2015	2014

Analysis of amount charged to earnings:

Current service costs	167	136	11	11

Interest costs	33	32	19	23

Defined benefit plans expense	200	168	30	34

Defined contribution plans expense	71	69	—	—

Total benefit plans expense charged to earnings	271	237	30	34

Components of defined benefit costs recognized in Other Comprehensive Income:

	Pension Benefits		Other Post-Retirement Benefits
($ millions)	2015	2014	2015	2014

Return on plan assets (excluding amounts included in net interest expense)	(150)	(299)	—	—

Experience (gain) loss arising on plan liabilities	(20)	16	(4)	9

Actuarial (gain) loss arising from changes in financial assumptions	(106)	477	(2)	(7)

Actuarial (gain) loss arising from changes in demographic assumptions	—	17	(5)	(13)

Actuarial (gain) loss recognized in other comprehensive income	(276)	211	(11)	(11)

Actuarial Assumptions

The cost of the defined benefit pension plans and other post-retirement benefits received by employees is actuarially determined using the projected unit credit method of valuation that includes employee service to date and present pay levels, as well as projection of salaries and service to retirement.

The significant weighted average actuarial assumptions were as follows:

	Pension Benefits		Other Post-Retirement Benefits
(%)	Dec 31 2015	Dec 31 2014	Dec 31 2015	Dec 31 2014

Discount rate	4.00	3.95	3.90	3.90

Rate of compensation increase	2.90	3.45	3.20	3.35

The discount rate assumption is based on the interest rate on high-quality bonds with maturity terms equivalent to the benefit obligations.

The defined benefit obligation reflects the best estimate of the mortality of plan participants both during and after their employment. The mortality assumption is based on a standard mortality table adjusted for actual experience over the past five years.

In order to measure the expected cost of other post-retirement benefits, it was assumed for 2015 that the health care costs would increase annually by 7% per person (2014 – 7%). This rate will remain constant in 2016 and will decrease 0.5% annually to 5% by 2020, and remain at that level thereafter.

100   SUNCOR ENERGY INC. ANNUAL REPORT 2015

Assumed discount rates and health care cost trend rates may have a significant effect on the amounts reported for pensions and other post-retirement benefit obligations for the company's Canadian plans. A change of these assumed assumptions would have the following effects:

	Pension Benefits
($ millions)	Increase	Decrease

1% change in discount rate

Effect on the aggregate service and interest costs	(20)	20

Effect on the benefit obligations	(558)	712

	Other Post-Retirement Benefits
($ millions)	Increase	Decrease

1% change in discount rate

Effect on the benefit obligations	(58)	72

1% change in health care cost

Effect on the aggregate service and interest costs	1	(1)

Effect on the benefit obligations	27	(22)

Plan Assets and Investment Objectives

The company's long-term investment objective is to secure the defined pension benefits while managing the variability and level of its contributions. The portfolio is rebalanced periodically, as required, while ensuring that the maximum equity content is 65% at any time. Plan assets are restricted to those permitted by legislation, where applicable. Investments are made through pooled, mutual, segregated or exchange traded funds.

The company's weighted average pension plan asset allocations, based on market values as at December 31, are as follows:

(%)	2015	2014

Equities, comprised of:

– Canada	17	18

– United States	24	24

– Foreign	19	18

	60	60

Fixed income, comprised of:

– Canada	40	40

Total	100	100

Equity securities do not include any direct investments in Suncor shares. The fair value of equity and bond securities are based on the trading price of the underlying fund.

During the year, the company made cash contributions of $112 million to its defined benefit pension plans, of which $3 million was contributed to the solvency reserve account in Alberta. The company expects to make cash contributions to its defined benefit pension plans in 2016 of $138 million.

SUNCOR ENERGY INC. ANNUAL REPORT 2015    101

 23. PROVISIONS

($ millions)	Decommissioning and Restoration(1)	Royalties(2)	Other(3)	Total

At December 31, 2013	4 238	524	314	5 076

Liabilities incurred	256	23	52	331

Change in discount rate	409	—	—	409

Changes in estimates	376	(90)	(41)	245

Liabilities settled	(364)	(185)	(55)	(604)

Accretion	186	—	3	189

Asset divestitures	(39)	—	—	(39)

Foreign exchange	39	—	1	40

At December 31, 2014	5 101	272	274	5 647

Less: current portion	(369)	(272)	(111)	(752)

	4 732	—	163	4 895

At December 31, 2014	5 101	272	274	5 647

Liabilities incurred	290	5	60	355

Change in discount rate	(347)	—	—	(347)

Changes in estimates	426	49	5	480

Liabilities settled	(302)	(3)	(63)	(368)

Accretion	199	—	2	201

Asset acquisitions	11	—	—	11

Foreign exchange	127	—	2	129

At December 31, 2015	5 505	323	280	6 108

Less: current portion	(376)	(323)	(70)	(769)

	5 129	—	210	5 339

(1)
Represents decommissioning and restoration provisions associated with the retirement of Property, Plant and Equipment and Exploration and Evaluation assets. The total undiscounted amount of estimated future cash flows required to settle the obligations at December 31, 2015 was approximately $9.9 billion (December 31, 2014 – $8.9 billion). A weighted average credit-adjusted risk-free interest rate of 4.37% was used to discount the provision recognized at December 31, 2015 (December 31, 2014 – 3.93%). The credit-adjusted risk-free rate used reflects the expected time frame of the provisions. Payments to settle the decommissioning and restoration provisions occur on an ongoing basis and will continue over the lives of the operating assets, which can exceed 50 years.

(2)
During 2014, after reaching an agreement with the Government of Alberta, the company settled a provision related to several outstanding issues under the Royalty Amending Agreements entered into in 2008.

(3)
Includes legal, environmental and lease inducements provisions.

Sensitivities

Changes to the discount rate would have the following impact on Decommissioning and Restoration liabilities:

As at December 31	2015	2014

1% Increase	(648)	(665)

1% Decrease	864	909

102   SUNCOR ENERGY INC. ANNUAL REPORT 2015

 24. SHARE CAPITAL

Authorized

Common Shares

The company is authorized to issue an unlimited number of common shares without nominal or par value.

Preferred Shares

The company is authorized to issue an unlimited number of senior and junior preferred shares in series, without nominal or par value.

Normal Course Issuer Bid

The company may repurchase shares pursuant to a normal course issuer bid (NCIB) through the facilities of the Toronto Stock Exchange (TSX), New York Stock Exchange and/or alternative trading platforms. Under its current NCIB, the company may purchase for cancellation up to approximately $500 million worth of its common shares beginning August 5, 2015 and ending August 4, 2016.

The following table summarizes the share repurchase activities during the period:

($ millions, except as noted)	2015	2014

Share repurchase activities (thousands of common shares)

Shares repurchased	1 230	42 027

Amounts charged to

Share capital	17	553

Retained earnings	26	1 118

Share repurchase cost	43	1 671

Average repurchase cost per share	34.93	39.76

25. SHARE-BASED COMPENSATION

(A) Equity-Settled Plans

Stock options that give the holder the right to purchase common shares at the grant date market price, subject to fulfilling vesting terms, are accounted for as equity-settled plans.

(i) Stock Option Plan

This plan replaced the pre-merger stock option plans of legacy Suncor and legacy Petro-Canada. Options granted have a seven-year life and vest annually over a three-year period.

The weighted average fair values of the options granted during the period and the weighted average assumptions used in their determination are as noted below:

	2015	2014

Annual dividend per share	$1.14	$1.02

Risk-free interest rate	0.65%	1.51%

Expected life	5 years	5 years

Expected volatility	28%	28%

Weighted average fair value per option	$6.68	$7.08

The expected life is based on historical experience and current expectations. The expected volatility reflects the assumption that the historical volatility over a period similar to the life of the options is indicative of future trends.

SUNCOR ENERGY INC. ANNUAL REPORT 2015    103

(ii) Discontinued Plans

The following plans were in place prior to August 1, 2009: Executive Stock Options, and Key Contributor Stock Options. Options granted under these plans generally have a seven-to-ten-year life and vest over periods of up to four years.

(B) Cash-Settled Plans

(i) Cash-Settled Stock Option Plans

Stock options that the holder can settle for cash or common shares are accounted for as cash-settled plans.

(a) Suncor Energy Inc. Stock Options with TSARs

Options were granted under this plan between August 1, 2009 and July 31, 2010. Each option included a tandem stock appreciation right (TSAR). Options granted have a seven-year life and vest annually over a three-year period.

(b) Legacy Petro-Canada Stock Options with CPAs

This plan was discontinued on August 1, 2009. Options were granted to executives and key employees, and can be settled in common shares or exchanged for a cash payment alternative (CPA). Options granted have a seven-year life and vest over periods of up to four years.

Changes in the total outstanding stock options were as follows:

	2015		2014

	Number (thousands)	Weighted Average Exercise Price ($)	Number (thousands)	Weighted Average Exercise Price ($)

Outstanding, beginning of year	27 464	36.97	34 997	37.54

Granted	7 132	38.86	5 935	36.29

Exercised for cash payment	(28)	34.60	(157)	34.70

Exercised as options for common shares	(3 123)	30.21	(7 831)	31.48

Forfeited/expired	(2 355)	42.94	(5 480)	47.81

Outstanding, end of year	29 090	36.97	27 464	36.97

Exercisable, end of year	17 527	37.95	18 084	37.95

Options are exercised regularly throughout the year. Therefore, the weighted average share price during the year of $36.49 (2014 – $40.13) is representative of the weighted average share price at the date of exercise.

For the options outstanding at December 31, 2015, the exercise price ranges and weighted average remaining contractual lives are shown below:

	Outstanding

Exercise Prices ($)	Number (thousands)	Weighted Average Remaining Contractual Life (years)

19.44-29.99	593	2

30.00-39.99	20 891	3

40.00-49.99	7 335	2

50.00-59.99	171	1

60.00-69.97	100	2

Total	29 090	3

104   SUNCOR ENERGY INC. ANNUAL REPORT 2015

Common shares authorized for issuance by the Board of Directors that remain available for the granting of future options:

(thousands)	2015	2014

	18 626	24 484

(ii) Share Unit Plans

The company's share unit plans are accounted for as cash-settled plans.

A performance share unit (PSU) is a time-vested award entitling employees to receive varying degrees of cash (0% – 200% of the company's share price at time of vesting) contingent upon Suncor's total shareholder return (stock price appreciation and dividend income) relative to a peer group of companies. PSUs vest approximately three years after the grant date.

A restricted share unit (RSU) is a time-vested award entitling employees to receive cash equal to the company's share price at the time of vesting. RSUs vest approximately three years after the grant date.

A deferred share unit (DSU) is redeemable for cash or a common share for a period of time after a unitholder ceases employment or Board membership. The DSU plan is limited to executives and members of the Board of Directors. Members of the Board of Directors receive an annual grant of DSUs as part of their compensation and may elect to receive their fees in cash only or in increments of 50% or 100% allocated to DSUs. Executives may elect to receive their annual incentive bonus in cash only or in increments of 25%, 50%, 75% or 100% DSUs. Changes in the number of outstanding share units were as follows:

(thousands)	PSU	RSU	DSU

Outstanding, December 31, 2013	3 641	17 046	1 038

Granted	842	7 024	214

Redeemed for cash	(1 066)	(3 798)	(207)

Forfeited/expired	(821)	(672)	—

Outstanding, December 31, 2014	2 596	19 600	1 045

Granted	1 185	6 743	181

Redeemed for cash	(1 316)	(6 240)	(154)

Forfeited/expired	—	(999)	—

Outstanding, December 31, 2015	2 465	19 104	1 072

(iii) Stock Appreciation Rights (SARs)

A SAR entitles the holder to receive a cash payment equal to the difference between the stated exercise price and the market price of the company's common shares on the date the SAR is exercised, and is accounted for as a cash-settled plan.

(a) Suncor Energy Inc. SARs

These SARs have a seven-year life and vest annually over a three-year period.

(b) Legacy Petro-Canada SARs

This plan was discontinued on August 1, 2009. These SARs have a seven-year life and vest annually over a four-year period.

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Changes in the number of outstanding SARs were as follows:

	2015		2014

	Number (thousands)	Weighted Average Exercise Price ($)	Number (thousands)	Weighted Average Exercise Price ($)

Outstanding, beginning of year	2 563	27.05	5 805	29.75

Granted	121	38.90	99	36.05

Exercised	(1 690)	27.22	(3 248)	31.88

Forfeited/expired	(37)	33.72	(93)	36.70

Outstanding, end of year	957	27.98	2 563	27.05

Exercisable, end of year	759	25.52	2 409	26.54

Share-Based Compensation Expense

The following table summarizes the share-based compensation expense recorded for all plans within Operating, Selling and General expense.

($ millions)	2015	2014

Equity-settled plans	44	42

Cash-settled plans	254	266

Total share-based compensation expense	298	308

Liability Recognized for Share-Based Compensation

The following table summarizes the share-based compensation fair value recorded in accounts payable and accrued liabilities and other long-term liabilities for all cash-settled plans:

($ millions)	2015	2014

Current Liability	322	327

Long-Term Liability (note 21)	309	341

Total Liability	631	668

The intrinsic value of the vested awards at December 31, 2015 was $356 million (December 31, 2014 – $349 million).

26. FINANCIAL INSTRUMENTS AND RISK MANAGEMENT

The company's financial instruments consist of cash and cash equivalents, accounts receivable, derivative contracts, substantially all accounts payable and accrued liabilities, debt, and certain portions of other assets and other long-term liabilities.

Non-Derivative Financial Instruments

The fair values of cash and cash equivalents, accounts receivable, short-term debt, and accounts payable and accrued liabilities approximate their carrying values due to the short-term maturities of those instruments.

The company's long-term debt and long-term financial liabilities are recorded at amortized cost using the effective interest method. At December 31, 2015, the carrying value of fixed-term debt accounted for under amortized cost was $13.3 billion (December 31, 2014 – $11.5 billion) and the fair value at December 31, 2015 was $14.5 billion (December 31, 2014 – $13.5 billion). The estimated fair value of long-term debt is based on pricing sourced from market data, which is considered a Level 2 fair value input.

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Derivative Financial Instruments

(a) Non-Designated Derivative Financial Instruments

  •
  Energy Trading Derivatives – The company's Energy Trading group uses physical and financial energy derivative contracts, including swaps, forwards and options to earn trading revenues.

  •
  Risk Management Derivatives – The company periodically enters into derivative contracts in order to manage exposure to interest rates, commodity price and foreign exchange movements and are a component of the company's overall risk management program.

The changes in the fair value of non-designated Energy Trading and Risk Management derivatives are as follows:

($ millions)	Energy Trading	Risk Management	Total

Fair value of contracts outstanding at December 31, 2013	(138)	(1)	(139)

Fair value of contracts realized in earnings during the year	(15)	(65)	(80)

Changes in fair value during the year (note 7)	173	176	349

Fair value outstanding at December 31, 2014	20	110	130

Fair value of contracts realized in earnings during the year	(66)	(183)	(249)

Changes in fair value during the year (note 7)	28	93	121

Fair value outstanding at December 31, 2015	(18)	20	2

(b) Fair Value Hierarchy

To estimate the fair value of derivatives, the company uses quoted market prices when available, or third-party models and valuation methodologies that utilize observable market data. In addition to market information, the company incorporates transaction specific details that market participants would utilize in a fair value measurement, including the impact of non-performance risk. However, these fair value estimates may not necessarily be indicative of the amounts that could be realized or settled in a current market transaction. The company characterizes inputs used in determining fair value using a hierarchy that prioritizes inputs depending on the degree to which they are observable. The three levels of the fair value hierarchy are as follows:

  •
  Level 1 consists of instruments with a fair value determined by an unadjusted quoted price in an active market for identical assets or liabilities. An active market is characterized by readily and regularly available quoted prices where the prices are representative of actual and regularly occurring market transactions to assure liquidity.

  •
  Level 2 consists of instruments with a fair value that is determined by quoted prices in an inactive market, prices with observable inputs, or prices with insignificant non-observable inputs. The fair value of these positions is determined using observable inputs from exchanges, pricing services, third-party independent broker quotes, and published transportation tolls. The observable inputs may be adjusted using certain methods, which include extrapolation over the quoted price term and quotes for comparable assets and liabilities.

  •
  Level 3 consists of instruments with a fair value that is determined by prices with significant unobservable inputs. As at December 31, 2015, the company does not have any derivative instruments measured at fair value Level 3.

In forming estimates, the company utilizes the most observable inputs available for valuation purposes. If a fair value measurement reflects inputs of different levels within the hierarchy, the measurement is categorized based upon the lowest level of input that is significant to the fair value measurement.

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The following table presents the company's derivative financial instrument assets and liabilities and assets available for sale measured at fair value for each hierarchy level as at December 31, 2015 and 2014.

($ millions)	Level 1	Level 2	Level 3	Total Fair Value

Accounts receivable	154	57	—	211

Accounts payable	(5)	(76)	—	(81)

Balance at December 31, 2014	149	(19)	—	130

Accounts receivable	14	76	—	90

Accounts payable	(20)	(68)	—	(88)

Balance at December 31, 2015	(6)	8	—	2

During the year ended December 31, 2015, there were no transfers between Level 1 and Level 2 fair value measurements.

Offsetting Financial Assets and Liabilities

The company enters into arrangements that allow for offsetting of derivative financial instruments and accounts receivable (payable), which are presented on a net basis on the balance sheet, as shown in the table below as at December 31, 2015 and 2014.

Financial Assets

($ millions)	Gross assets	Gross liabilities offset	Net amounts presented

Derivatives	1 520	(1 309)	211

Accounts receivable	1 785	(794)	991

Balance at December 31, 2014	3 305	(2 103)	1 202

Derivatives	1 631	(1 541)	90

Accounts receivable	1 799	(960)	839

Balance at December 31, 2015	3 430	(2 501)	929

Financial Liabilities

($ millions)	Gross liabilities	Gross assets offset	Net amounts presented

Derivatives	(1 390)	1 309	(81)

Accounts payable	(1 824)	794	(1 030)

Balance at December 31, 2014	(3 214)	2 103	(1 111)

Derivatives	(1 629)	1 541	(88)

Accounts payable	(1 865)	960	(905)

Balance at December 31, 2015	(3 494)	2 501	(993)

Risk Management

The company is exposed to a number of different risks arising from financial instruments. These risk factors include market risks, comprising commodity price risk, foreign currency risk and interest rate risk, as well as liquidity risk and credit risk.

The company maintains a formal governance process to manage its financial risks. The company's Commodity Risk Management Committee (CRMC) is charged with the oversight of the company's trading and credit risk management

108   SUNCOR ENERGY INC. ANNUAL REPORT 2015

activities. Trading activities are defined as activities intended to enhance the company's operations and enhance profitability through informed market calls, market diversification, economies of scale, improved transportation access, and leverage of assets, both physical and contractual. The CRMC, acting under the authority of the company's Board of Directors, meets regularly to monitor limits on risk exposures, review policy compliance and validate risk-related methodologies and procedures.

The nature of the risks faced by the company and its policies for managing such risks remains unchanged from December 31, 2014.

1) Market Risk

Market risk is the risk or uncertainty arising from market price movements and their impact on the future performance of the business. The market price movements that could adversely affect the value of the company's financial assets, liabilities and expected future cash flows include commodity price risk, foreign currency exchange risk and interest rate risk.

(a) Commodity Price Risk

Suncor's financial performance is closely linked to crude oil prices (including pricing differentials for various product types) and, to a lesser extent, natural gas and refined product prices. The company may reduce its exposure to commodity price risk through a number of strategies. These strategies include entering into option contracts to limit exposure to changes in crude oil prices during transportation.

An increase of US$1.00 per barrel of crude oil as at December 31, 2015 would decrease pre-tax earnings for the company's outstanding derivative financial instruments by approximately $8 million (2014 – $10 million).

(b) Foreign Currency Exchange Risk

The company is exposed to foreign currency exchange risk on revenues, capital expenditures, or financial instruments that are denominated in a currency other than the company's functional currency (Canadian dollars). As crude oil is priced in U.S. dollars, fluctuations in US$/Cdn$ exchange rates may have a significant impact on revenues. This exposure is partially offset through the issuance of U.S. dollar denominated debt. A 1% strengthening in the Cdn$ relative to the US$ as at December 31, 2015 would increase earnings related to the company's debt by approximately $120 million (2014 – $110 million).

(c) Interest Rate Risk

The company is exposed to interest rate risk as changes in interest rates may affect future cash flows and the fair values of its financial instruments. The primary exposure is related to its revolving-term debt of commercial papers and future debt issuances.

To manage the company's exposure to interest rate volatility, the company may periodically enter into interest rate swap contracts to fix the interest rate of future debt issuances. As at December 31, 2015, the company had executed $1.3 billion in forward swaps. The proportion of floating interest rate exposure at December 31, 2015 was 5.3% of total debt outstanding (2014 – 6.5%). The weighted average interest rate on total debt for the year ended December 31, 2015 was 6.1% (2014 – 6.0%).

The company's net earnings are sensitive to changes in interest rates on the floating rate portion of the company's debt and interest rate swaps. To the extent interest expense is not capitalized, if interest rates applicable to floating rate instruments and interest rate swaps increased by 1%, it is estimated that the company's pre-tax earnings would decrease by approximately $215 million (2014 – $29 million). This assumes that the amount and mix of fixed and floating rate debt remains unchanged from December 31, 2015.

2) Liquidity Risk

Liquidity risk is the risk that Suncor will not be able to meet its financial obligations when due. The company mitigates this risk by forecasting spending requirements as well as cash flow from operating activities, and maintaining sufficient cash, credit facilities, and debt shelf prospectuses to meet these requirements. Suncor's cash and cash equivalents and total credit facilities at December 31, 2015 were $4.0 billion and $9.5 billion, respectively. Of Suncor's $9.5 billion in total credit facilities, $7 billion were available at December 31, 2015. In addition, Suncor has $1.25 billion of unused capacity under a Canadian debt shelf prospectus and an unused capacity of US$1.25 billion under a U.S. debt shelf prospectus.

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Surplus cash is invested into a range of short-dated money market securities. Investments are only permitted in high credit quality government or corporate securities. Diversification of these investments is managed through counterparty credit limits.

The following table shows the timing of cash outflows related to trade and other payables and debt.

	December 31, 2014

($ millions)	Trade and other payables(1)	Gross derivative liabilities(2)	Debt(3)

Within one year	5 623	1 390	1 621

1 to 3 years	23	—	1 604

3 to 5 years	50	—	4 280

Over 5 years	—	—	18 160

	5 696	1 390	25 665

	December 31, 2015

($ millions)	Trade and other payables(1)	Gross derivative liabilities(2)	Debt(3)

Within one year	5 218	1 629	1 725

1 to 3 years	20	—	5 062

3 to 5 years	29	—	1 456

Over 5 years	38	—	19 976

	5 305	1 629	28 219

(1)
Trade and other payables exclude net derivative liabilities of $88 million (2014 – $81 million)

(2)
Gross derivative liabilities of $1 629 million (2014 – $1 390 million) are offset by gross derivative assets of $1 541 million (2014 – $1 309 million), resulting in a net amount of $88 million (2014 – $81 million).

(3)
Debt includes short-term debt, long-term debt, finance leases and interest payments on fixed-term debt and commercial paper.

3) Credit Risk

Credit risk is the risk that a customer or counterparty will fail to perform an obligation or fail to pay amounts due causing a financial loss. The company's credit policy is designed to ensure there is a standard credit practice throughout the company to measure and monitor credit risk. The policy outlines delegation of authority, the due diligence process required to approve a new customer or counterparty and the maximum amount of credit exposure per single entity. Before transactions begin with a new customer or counterparty, its creditworthiness is assessed, a credit rating and a maximum credit limit are assigned. The assessment process is outlined in the credit policy and considers both quantitative and qualitative factors. The company constantly monitors the exposure to any single customer or counterparty along with the financial position of the customer or counterparty. If it is deemed that a customer or counterparty has become materially weaker, the company will work to reduce the credit exposure and lower the assigned credit limit. Regular reports are generated to monitor credit risk and the Credit Committee meets quarterly to ensure compliance with the credit policy and review the exposures.

A substantial portion of the company's accounts receivable are with customers in the oil and gas industry and are subject to normal industry credit risk. While the industry has experienced significant credit downgrades in the past year, Suncor has not been significantly affected as the majority of Suncor's customers are large, established downstream companies whose financial position is not directly tied to the benchmark price of crude oil. At December 31, 2015, substantially all of the company's trade receivables were current.

The company may be exposed to certain losses in the event that counterparties to derivative financial instruments are unable to meet the terms of the contracts. The company's exposure is limited to those counterparties holding derivative contracts owing to the company at the reporting date. At December 31, 2015, the company's exposure was $1.631 billion (December 31, 2014 – $1.520 billion).

110   SUNCOR ENERGY INC. ANNUAL REPORT 2015

 27. CAPITAL STRUCTURE FINANCIAL POLICIES

The company's primary capital management strategy is to maintain a conservative balance sheet, which supports a solid investment grade credit rating profile. This objective affords the company the financial flexibility and access to the capital it requires to execute on its growth objectives.

The company's capital is primarily monitored by reviewing the ratios of net debt to cash flow from operations(1) and total debt to total debt plus shareholders' equity.

Net debt to cash flow from operations is calculated as short-term debt plus total long-term debt less cash and cash equivalents divided by cash flow from operations for the year then ended.

Total debt to total debt plus shareholders' equity is calculated as short-term debt plus total long-term debt divided by short-term debt plus total long-term debt plus shareholders' equity. This financial covenant under the company's various banking and debt agreements shall not be greater than 65%.

The company's financial covenant is reviewed regularly and controls are in place to maintain compliance with the covenant. The company complied with financial covenants for the years ended December 31, 2015 and 2014. The company's financial measures, as set out in the following schedule, were unchanged from 2014. The company believes that achieving its capital target helps to provide the company access to capital at a reasonable cost by maintaining solid investment grade credit ratings. The company operates in a fluctuating business environment and ratios may periodically fall outside of management's targets.

($ millions)	Capital Measure Target	Dec 31 2015	Dec 31 2014

Components of ratios

Short-term debt		747	806

Current portion of long-term debt		70	34

Long-term debt		14 486	12 489

Total debt		15 303	13 329

Less: Cash and cash equivalents		4 049	5 495

Net debt		11 254	7 834

Shareholders' equity		39 039	41 603

Total capitalization (total debt plus shareholders' equity)		54 342	54 932

Cash flow from operations(1)		6 806	9 058

Net debt to cash from operations	<2.0 times	1.7	0.9

Total debt to total debt plus shareholders' equity		28%	24%

(1)
Cash flow from operations is calculated as cash flow from operating activities before changes in non-cash working capital, and is a non-GAAP financial measure.

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 28. JOINT ARRANGEMENTS

Joint Operations

The company's material joint operations as at December 31 are set out below:

Material Joint Operations	Principal activity	Country of incorporation and principal place of business	Ownership % 2015	Ownership % 2014

Oil Sands

Operated by Suncor:

Fort Hills Energy Limited Partnership	Oil sands development	Canada	50.80	40.80

Non-operated:

Syncrude	Oil sands development	Canada	12.00	12.00

Exploration and Production

Operated by Suncor:

Terra Nova	Oil and gas production	Canada	37.68	37.68

Non-operated:

White Rose and the White Rose Extensions	Oil and gas production	Canada	26.13-27.50	26.13-27.50

Hibernia and the Hibernia South Extension Unit	Oil and gas production	Canada	19.13-20.00	19.51-20.00

Hebron(1)	Oil and gas production	Canada	22.73	22.73

Harouge Oil Operations	Oil and gas production	Libya	49.00	49.00

Buzzard	Oil and gas production	United Kingdom	29.89	29.89

Golden Eagle Area Development	Oil and gas production	United Kingdom	26.69	26.69

(1)
Refer to note 39.

Joint Ventures and Associates

The company does not have any joint ventures or associates that are considered individually material. Summarized aggregate financial information of the joint ventures and associates, which are all included in the company's Refining and Marketing operations, are shown below:

	Joint ventures		Associates

($ millions)	2015	2014	2015	2014

Net (loss) earnings	(14)	3	4	7

Other comprehensive income	9	6	—	—

Total comprehensive (loss) income	(5)	9	4	7

Carrying amount as at December 31	59	75	98	104

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 29. SUBSIDIARIES

Material subsidiaries, each of which is wholly owned, either directly or indirectly, by the company as at December 31, 2015, are shown below:

Material Subsidiaries	Principal activity

Canadian Operations
Suncor Energy Oil Sands Limited Partnership	This partnership holds most of the company's oil sands and in situ assets.

Suncor Energy Products Inc.	This subsidiary holds interests in the company's energy marketing and renewable energy businesses.

Suncor Energy Products Partnership	This partnership holds substantially all of the company's Canadian refining and marketing assets.

Suncor Energy Marketing Inc.	A subsidiary of Suncor Energy Products Inc. through which production from the upstream Canadian businesses is marketed. Through this subsidiary, Suncor administers energy trading activities and power business, markets certain third-party products, procures crude oil feedstock and natural gas for its downstream business, and procures and markets NGLs and LPG for its downstream business.

U.S. Operations
Suncor Energy (U.S.A.) Marketing Inc.	A subsidiary that procures and markets third-party crude oil, in addition to procuring crude oil feedstock for the company's refining operations.

Suncor Energy (U.S.A.) Inc.	A subsidiary through which the company's U.S. refining and marketing operations are conducted.

International Operations
Suncor Energy UK Limited	A subsidiary through which the majority of the company's North Sea operations are conducted.

The table does not include wholly owned subsidiaries that are immediate holding companies of the operating subsidiaries. For certain foreign operations of the company, there are restrictions on the sale or transfer of production licences, which would require approval of the applicable foreign government.

30. RELATED PARTY DISCLOSURES

Related Party Transactions

The company enters into transactions with related parties in the normal course of business, which includes purchases of feedstock, distribution of refined products, and sale of refined products and by-products. These transactions are with joint ventures and associated entities in the company's Refining and Marketing operations, including pipeline, refined product and petrochemical companies. A summary of the significant related party transactions as at and for the year ended December 31, 2015 and 2014 are as follows:

($ millions)	2015	2014

Sales(1)	1 126	1 543

Purchases	201	312

Accounts receivable	73	80

Accounts payable and accrued liabilities	15	8

(1)
Includes sales to Parachem Chemicals Inc. of $295 million (2014 – $399 million) and UPI Inc. of $241 million (2014 – $340 million).

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Compensation of Key Management Personnel

Compensation of the company's Board of Directors and members of the Executive Leadership Team for the years ended December 31 is as follows:

($ millions)	2015	2014

Salaries and other short-term benefits	12	11

Pension and other post-retirement benefits	5	4

Share-based compensation	18	34

	35	49

31. COMMITMENTS, CONTINGENCIES AND GUARANTEES

(a) Commitments

Future payments under the company's commitments, including operating leases for pipeline transportation agreements and for various premises, service stations and other property and equipment, are as follows:

	Payment due by period

($ millions)	2016	2017	2018	2019	2020	2021 and beyond	Total

Commitments

Product transportation and storage	1 177	876	854	740	688	7 522	11 857

Energy services	179	129	130	123	125	490	1 176

Drilling commitments	59	13	—	—	—	—	72

Exploration work commitments	1	83	145	128	125	112	594

Other	267	89	57	51	43	443	950

Operating leases	655	546	438	374	324	1 798	4 135

	2 338	1 736	1 624	1 416	1 305	10 365	18 784

Significant operating leases expire at various dates through 2042. For the year ended December 31, 2015, operating lease expense was $0.8 billion (2014 – $0.6 billion).

In addition to the commitments in the above table, the company has other obligations for goods and services and raw materials entered into in the normal course of business, which may terminate on short notice. Such obligations include commodity purchase obligations which are transacted at market prices. The company has also entered into various pipeline commitments of $4.5 billion with contract terms up to 20 years, which are awaiting regulatory approval. In the event regulatory approval is not obtained, the company has committed to reimbursing certain costs to the service provider.

(b) Contingencies

Legal and Environmental Contingent Liabilities

The company is defendant and plaintiff in a number of legal actions that arise in the normal course of business. The company believes that any liabilities that might arise pertaining to such matters would not have a material effect on its consolidated financial position, except the CRA dispute as disclosed in note 11.

The company may also have environmental contingent liabilities, beyond decommissioning and restoration liabilities recognized in note 23, which are reviewed individually and are reflected in the company's consolidated financial statements if material and more likely than not to be incurred. These contingent environmental liabilities primarily relate to the mitigation of contamination at sites where the company has had operations. For any unrecognized environmental contingencies, the company believes that any liabilities that might arise pertaining to such matters would not have a material effect on its consolidated financial position.

114   SUNCOR ENERGY INC. ANNUAL REPORT 2015

Costs attributable to these commitments and contingencies are expected to be incurred over an extended period of time and to be funded from the company's cash flow from operating activities. Although the ultimate impact of these matters on net earnings cannot be determined at this time, the impact is not expected to be material.

Operational Risk

The company also has exposure to some operational risks, which is reduced by maintaining an insurance program.

The company carries property damage and business interruption insurance with varying coverage limits and deductible amounts based on the asset. As of December 31, 2015, Suncor's insurance program includes coverage of up to US$1.3 billion for oil sands risks, up to US$1.2 billion for offshore risks and up to US$600 million for refining risks. These limits are all net of deductible amounts or waiting periods and subject to certain price and volume limits. The company also has primary property insurance for US$400 million that covers all of Suncor's assets. As part of its normal course of operations, Suncor also carries risk mitigation instruments in the aggregate amount of $300 million on certain foreign operations. Suncor believes its liability, property and business interruption insurance is appropriate to its business, although such insurance will not provide coverage in all circumstances or fully protect against prolonged outages. In the future, the insurance program may change due to market conditions or other business considerations.

(c) Guarantees

At December 31, 2015, the company provides loan guarantees to certain retail licensees and wholesale marketers. Suncor's maximum potential amount payable under these loan guarantees is $125 million.

The company has also agreed to indemnify holders of all notes and debentures and the company's credit facility lenders (see note 20) for added costs relating to withholding taxes. Similar indemnity terms apply to certain facility and equipment leases. There is no limit to the maximum amount payable under these indemnification agreements. The company is unable to determine the maximum potential amount payable as government regulations and legislation are subject to change without notice. Under these agreements, the company has the option to redeem or terminate these contracts if additional costs are incurred.

The company also has guaranteed its working-interest share of certain joint venture undertakings related to transportation services agreements entered into with third parties. The guaranteed amount is limited to the company's share in the joint arrangement. As at December 31, 2015, the probability is remote that these guarantee commitments will impact the company.

32. OIL SANDS ASSET SWAP

On August 31, 2015, Suncor completed an exchange of assets with TransAlta Corporation (TransAlta). Suncor exchanged Kent Breeze and its share of the Wintering Hills wind power facilities for TransAlta's Poplar Creek cogeneration facilities, which provide steam and power for Suncor's Oil Sands operations. The acquisition of the Poplar Creek cogeneration facilities is expected to enhance the reliability and efficiency of Suncor's Oil Sands operations.

As part of the agreement, Suncor entered into a 15-year lease with TransAlta to finance the difference between the fair value of the cogeneration facilities and the fair value of the wind farms. The leased assets consist of two gas turbine generators and heat recovery steam generators. Ownership of these assets will automatically transfer to Suncor at the end of the term for a nominal amount.

The acquisition of the Poplar Creek assets was treated as a business combination, whereby the assets and liabilities acquired were recorded at their fair value. The fair value was calculated using an expected future cash flow approach with a risk-adjusted discount rate of 8%. Key assumptions used in the calculation were discount rate, power price and natural gas price.

Purchase consideration

($ millions)

Fair value of wind assets	124

Fair value of deferred financing arrangement	303

Total purchase consideration	427

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Purchase price allocation

The preliminary purchase price allocation is based on management's best estimates of the fair value of the acquired assets and assumed liabilities. The completion of the purchase price allocation may result in further adjustments to the initial estimates.

($ millions)

Working capital	36

Property, plant and equipment	393

Decommissioning provision	(2)

Net assets acquired	427

33. ACQUISITION OF ADDITIONAL INTEREST IN FORT HILLS

During the fourth quarter of 2015, the company completed the purchase of an additional 10% working interest in the Fort Hills oil sands project from Total E&P Canada Ltd. for consideration of $360 million. Suncor's share of the project is now 50.8%.

As a result of the acquisition, which was below the implied carrying value of Suncor's existing interest in the project, in addition to a further decline in the current crude price environment, the company performed an impairment test on the project as at December 31, 2015. The impairment test was performed using a fair value less cost of disposal methodology, and no impairment was noted. An expected cash flow approach was used based on 2015 year-end reserves data and long-range planning assumption reviewed and approved by management, with the following assumptions (Level 3 fair value inputs):

•
WCS price forecasts of $51.75/bbl starting in 2017, $56.65/bbl in 2018, $62.65/bbl in 2019, $69.90 in 2020, $74.75 in 2021, $80.10 in 2022, and $84.00 in 2023 (expressed in nominal dollars), escalating at 2% per year thereafter and adjusted for asset-specific location and quality differentials;

•
risk-adjusted discount rate of 8% (after-tax);

•
production of approximately 91,000 barrels per day following a twelve month ramp-up period starting in the fourth quarter of 2017;

•
go-forward construction capital of $3.0 billion, which includes the future capital associated with the acquisition of an additional 10% in the project; and

•
operating costs of approximately $19 per barrel increasing to $25 per barrel by 2028 then escalated at 2% per year (expressed in nominal dollars).

Based on the above assumptions, the estimated recoverable amount in respect of the company's interest in Fort Hills exceeds the carrying value. The recoverable amount is sensitive to changes in the key assumptions. Future changes in these assumptions, individually or in combination, could result in the recoverable amount being less than the carrying value and an impairment adjustment. A 5% decrease in the assumed realized prices would decrease the recoverable amount by approximately $900 million. A 1% increase in the discount rate would decrease the recoverable amount by approximately $1.2 billion, a 5% increase in the estimated future operating costs would decrease the recoverable amount by $400 million and a 10% increase in the company's assumed share of the remaining development capital would decrease the recoverable amount by $300 million (sensitivities are after-tax).

The carrying value of the company's share of the Fort Hills project at December 31, 2015 was $5.5 billion, including amounts allocated to the project at the time of the company's merger with Petro-Canada in 2009.

34. ACQUISITION OF A SULPHUR FACILITY

On July 17, 2014, the company completed a business combination of a sulphur recovery facility in its Refining and Marketing segment.

The purchase price allocation is based on management's best estimates of the fair value of the acquired assets and assumed liabilities.

116   SUNCOR ENERGY INC. ANNUAL REPORT 2015

The aggregate consideration for this business combination was allocated as follows:

($ millions)

Total purchase price	121

Preliminary allocation of purchase price:

Property, plant and equipment	161

Net working capital	(1)

Deferred tax liabilities	(39)

Net assets acquired	121

All acquisition and transaction costs for this asset acquisition were expensed.

35. PIONEER DISPOSITION

During the third quarter of 2014, the company announced that, along with The Pioneer Group Inc., it had reached an agreement to sell the assets of Pioneer Energy, including retail gas stations in Ontario and Manitoba. The company's investment in Pioneer was recorded at fair value and classified as an available for sale financial instrument. The transaction closed in the second quarter of 2015 and the company received $183 million for its 50% share of Pioneer Energy (note 27) and realized an after-tax gain of $68 million in the Refining and Marketing segment.

36. NATURAL GAS DISPOSITION

The company sold its Wilson Creek assets in central Alberta for $168.5 million before closing adjustments and other closing costs, with a closing date of September 30, 2014. The sale of these assets resulted in an after-tax gain of $61 million in the Exploration and Production segment.

37. SUSPENDED EXPLORATORY WELL COSTS

($ millions)	2015	2014

Beginning of year	346	342

Additions	—	4

Capitalized exploratory well costs charged to expense	(134)	—

End of year	212	346

The following provides an aging of amounts capitalized as suspended exploratory wells at December 31 based on the completion date of the individual well.

($ millions)	2015	2014

Suspended exploratory well costs that have been capitalized for a period less than one year	—	—

Suspended exploratory well costs that have been capitalized for a period greater than one year	212	346

	212	346

Number of suspended exploratory wells that have been capitalized for a period greater than one year	3	9

SUNCOR ENERGY INC. ANNUAL REPORT 2015    117

Suspended capitalized costs for exploratory wells completed prior to the end of 2015 are associated with projects located in Norway (three wells). The projects are awaiting the completion of economic evaluations. As a result of economic evaluations, the company charged exploratory well costs related to five wells in Libya and one well in East Coast Canada to expense during 2015.

38. ACQUISITION OF CANADIAN OIL SANDS

On February 5, 2016 Suncor obtained majority control of Canadian Oil Sands Limited (COS) by acquiring 73% of COS' outstanding common shares in exchange for 0.28 of a Suncor share per COS share tendered. The acquisition resulted in the issuance of 98.9 million Suncor common shares, which had a fair value of $31.88 per share based on the closing price on the TSX on the acquisition date.

Suncor acquired COS to benefit from operating synergies and economies of scale expected from combining the two companies' ownership interests in Syncrude.

Purchase price consideration

Number of COS common shares tendered (millions)	353.3

Multiplied by share exchange ratio	0.28

Number of Suncor common shares issued (millions)	98.9

Share price on acquisition date	$31.88

Fair value of consideration ($ millions)	3 154

Purchase price allocation

The acquisition has been accounted for as a business combination using the acquisition method whereby the net assets acquired and the liabilities assumed are recorded at fair value, except for the employee future benefit liability which is measured as the present value of the net obligation. The preliminary purchase price allocation is based on management's best estimates of fair values of COS' assets and liabilities as at February 5, 2016. Upon finalization, adjustments to the initial estimates may be required.

($ millions)

Cash	109

Accounts receivable	195

Inventory	135

Other assets	105

Property, plant and equipment	9 489

Exploration and evaluation	602

Total assets acquired	10 635

Accounts payable and other liabilities	(340)

Long-term debt	(2 639)

Employee future benefits	(323)

Decommissioning provision	(1 169)

Deferred income taxes	(1 838)

Total liabilities assumed	(6 309)

Net assets of COS	4 326

Non-controlling interest	(1 172)

Net assets acquired	3 154

118   SUNCOR ENERGY INC. ANNUAL REPORT 2015

The fair values of cash, accounts receivable and other current assets, and accounts payable and other liabilities approximate their carrying values due to the short-term maturity of the instruments. The fair values of crude inventory and long-term debt were determined using quoted prices and rates from available pricing sources. The fair value of materials and supplies inventory approximates book value due to short-term turnover rates. The fair values of property, plant and equipment, and the decommissioning provision were determined using an expected future cash flow approach. Key assumptions used in the calculations were discount rates, future commodity prices and costs, timing of development activities, projections of oil reserves, and cost estimates to abandon and reclaim the mine and facilities.

The non-controlling interest (NCI) was initially measured at the NCI's proportionate share of the net identifiable assets acquired. On February 22, 2016, Suncor acquired an additional 55.2 million COS shares on the same terms as the initial acquisition resulting in the issuance of 15.5 million Suncor common shares which resulted in a total acquisition of 84.2% of the outstanding shares. The estimated fair values of the net assets acquired were not adjusted to reflect the changes in Suncor's share price. The transaction was accounted for as an equity transaction with shareholders and reduced the NCI balance by $493 million. Suncor recognized the difference between the amount by which the non-controlling interest was adjusted and the fair value of the common shares issued directly in equity.

A COS shareholders meeting is scheduled to occur on March 21, 2016 for shareholders to vote on the acquisition by Suncor of the remaining shares for which two-thirds of the shareholder vote is necessary. The outcome of the vote is certain since Suncor owns more than two-thirds of COS' shares. The NCI will be eliminated when Suncor acquires all of the remaining COS shares. Suncor is expected to issue an additional 21.3 million common shares to complete the acquisition.

39. SUBSEQUENT EVENTS

Effective January 1, 2016, working interests in the Hebron project have been reset. As a result, Suncor's working interest in the project decreased from 22.729% to 21.034%. Suncor will be reimbursed for capital expenditures and financing costs related to the reduction in working interest incurred to December 31, 2015. The transaction will be recorded as a reduction to Property Plant and Equipment in the first quarter of 2016.

SUNCOR ENERGY INC. ANNUAL REPORT 2015    119

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  EXHIBIT 99-1
Audited Consolidated Financial Statements of Suncor Energy Inc. for the fiscal year ended December 31, 2015
1. REPORTING ENTITY AND DESCRIPTION OF THE BUSINESS
2. BASIS OF PREPARATION
3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
4. SIGNIFICANT ACCOUNTING ESTIMATES AND JUDGMENTS
5. RECENTLY ANNOUNCED ACCOUNTING PRONOUNCEMENTS
6. SEGMENTED INFORMATION
7. OTHER INCOME
8. OPERATING, SELLING AND GENERAL
9. ASSET IMPAIRMENT
10. FINANCING EXPENSES
11. INCOME TAXES
12. EARNINGS (LOSS) PER COMMON SHARE
13. CASH AND CASH EQUIVALENTS
14. SUPPLEMENTAL CASH FLOW INFORMATION
15. INVENTORIES
16. PROPERTY, PLANT AND EQUIPMENT
17. EXPLORATION AND EVALUATION ASSETS
18. OTHER ASSETS
19. GOODWILL AND OTHER INTANGIBLE ASSETS
20. DEBT AND CREDIT FACILITIES
21. OTHER LONG-TERM LIABILITIES
22. PENSIONS AND OTHER POST-RETIREMENT BENEFITS
23. PROVISIONS
24. SHARE CAPITAL
25. SHARE-BASED COMPENSATION
26. FINANCIAL INSTRUMENTS AND RISK MANAGEMENT
27. CAPITAL STRUCTURE FINANCIAL POLICIES
28. JOINT ARRANGEMENTS
29. SUBSIDIARIES
30. RELATED PARTY DISCLOSURES
31. COMMITMENTS, CONTINGENCIES AND GUARANTEES
32. OIL SANDS ASSET SWAP
33. ACQUISITION OF ADDITIONAL INTEREST IN FORT HILLS
34. ACQUISITION OF A SULPHUR FACILITY
35. PIONEER DISPOSITION
36. NATURAL GAS DISPOSITION
37. SUSPENDED EXPLORATORY WELL COSTS
38. ACQUISITION OF CANADIAN OIL SANDS
39. SUBSEQUENT EVENTS